Form 20-F
period 1998-12-31
HUNTINGDON LIFE SCIENCES GROUP PLC
filed 1999-05-14
CIK 718083

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 205494
                            ------------------------
                                    FORM 20-F
              ( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 1998
                                       OR
            ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                         COMMISSION FILE NUMBER 1-10173
                            ------------------------
                       HUNTINGDON LIFE SCIENCES GROUP plc
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ENGLAND AND WALES
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
     WOOLLEY ROAD, ALCONBURY, HUNTINGDON, PE17 5HS, CAMBRIDGESHIRE, ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      None
           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                                 NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                              ON WHICH REGISTERED
--------------------                              ----------------------------
Ordinary Shares, par value 5 pence per share,    New York Stock Exchange, Inc.
in the form of American Depositary Shares represented by American Depositary Receipts

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
                                      None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

  Ordinary Shares of 5 pence each as at December 31, 1998       291,010,294

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes X                     No __

Indicate by check mark which financial statement item the Registrant has elected to follow.

                   Item 17                   Item 18X

------------------------------------------------------------------------------


------------------------------------------------------------------------------

                           EXCHANGE RATE FLUCTUATIONS



The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for translating sterling into US dollars, based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.


         YEAR ENDED               AT SEPTEMBER 30         AVERAGE RATE(1)           HIGH(2)            LOW(2)
        SEPTEMBER 30
  -------------------------     --------------------     -------------------    ---------------     --------------
          1994                         1.58                       1.51                1.58                1.46
          1995                         1.58                       1.59                1.61                1.56

         YEAR ENDED                AT DECEMBER 31         AVERAGE RATE(1)          HIGH(2)             LOW(2)
        DECEMBER 31
  -------------------------     --------------------     -------------------    ---------------     --------------

          1996                         1.71                       1.57                1.66                1.52
          1997                         1.64                       1.64                1.69                1.60
          1998                         1.66                       1.66                1.70                1.64


     THREE MONTHS ENDED           AT DECEMBER 31          AVERAGE RATE(1)          HIGH(2)             LOW(2)
        DECEMBER 31
  -------------------------     --------------------     -------------------    ---------------     --------------

          1995                         1.55                       1.55                1.58                1.54

(1) Based on the average of the exchange rates on the last day of each month during the period.

(2)   Based on the monthly average of the daily average rate.

            ----------------------------------------------------------

On April 16, 1999 the noon buying rate for sterling  was $1.6138 =(pound)1.00

             ----------------------------------------------------------

The operations of Huntingdon Life Sciences Group plc (the "Company") and its consolidated subsidiaries (collectively with the Company, "Huntingdon") are located in the United Kingdom (the "UK"), and the United States (the "USA" or the "US"). Substantially all of the revenues generated by the Company's UK-based subsidiary is invoiced in sterling, and most sources of materials, supplies and services utilized in generating such revenues are located within the UK. All of the revenues generated by the Company's US subsidiary are invoiced in US dollars and most sources of materials, supplies and services utilized in generating such revenues are located within the US. With the exception of Huntingdon Life
Sciences Limited, whose US contracts are denominated in US dollars, each subsidiary's earnings are not materially affected by movements in the exchange rates between sterling and/or the US dollar and/or a third currency, but Huntingdon's results on consolidation are affected by movements in the exchange rate between sterling, and the US dollar. Fluctuations in sterling relative to the US dollar would also affect any US dollar translations of Huntingdon's financial results. In addition, payment of dividends on the Company's ordinary shares, par value 5 pence per ordinary share (the "Ordinary Shares"), traded in the form of American Depositary Receipts ("ADRs"), evidencing American Depositary Shares ("ADSs"), each ADS representing five Ordinary Shares, will be in sterling and exchange rate fluctuations will affect the US dollar amounts received by holders of the ADRs on conversion by The Bank of New York, the depositary for the Ordinary Shares represented by ADSs (the "Depositary"), of the cash dividends paid on the Ordinary Shares underlying the ADRs.



                               TABLE OF CONTENTS

ITEM                                                                     PAGE

         PART I

 1.      Description of Business ........................................   1

 2.      Description of Properties ......................................  12

 3.      Legal Proceedings ..............................................  12

 4.      Control of Registrant ..........................................  12

 5.      Nature of Trading Market .......................................  13

 6.      Exchange Controls and Other Limitations Affecting
         Security Holders ...............................................  14

 7.      Taxation........................................................  14

 8.      Selected Financial Data ........................................  15

 9       Management's Discussion and Analysis of Financial

         Condition and Results of Operations ..............................16

10.      Directors and Officers of the Registrant......................... 22

11.      Compensation of Directors and Officers .......................... 22

12.      Options to Purchase Securities from the Registrant  ............. 24

13.      Interest of Management in Certain Transactions .................. 26

                                     PART II

14.      Description of Securities to be Registered .....................  27



                                    PART III

15.      Defaults Upon Senior Securities ................................  27

16.      Changes in Securities and Changes in Security for
         Registered Securities ..........................................  27



                                     PART IV

17.      Financial Statements .........................................    27

18.      Financial Statements (See Item 19 for a List of Financial

           Statements Filed Under Item 18) ..............................  27

19.      Financial Statements and Exhibits ..............................  28

ITEM 1. DESCRIPTION OF  BUSINESS

INTRODUCTION

Huntingdon is one of the world's leading Contact Research Organisations (CRO's) specialising in the areas of non-clinical safety and efficacy testing for the pharmaceutical, biotechnology, agrochemical, veterinary, food and chemical industries. Over half of its sales are in support of early stage development of promising new pharmaceutical and biotech compounds. The remainder is associated with safety testing for chemical compounds used in the manufacture of products, foodstuffs, and agricultural products. The company is based in the United Kingdom, with facilities in Huntingdon (Cambridgeshire) and Eye (Suffolk), England, and the Princeton Research Centre in New Jersey (USA). Huntingdon is a world-wide provider of pre-clinical toxicology, pharmacology, pharmaco-kinetics, molecular biology, analytical chemistry, environmental and regulatory services.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company was incorporated in England in 1951 as a private limited company and was a wholly-owned subsidiary of Becton, Dickinson and Company from 1964 to 1983. In April 1983, the Company was re-registered as a public limited company with the name "Huntingdon Research Centre plc". In June 1985, the Company's name was changed from Huntingdon Research Centre plc to Huntingdon International Holdings plc and subsequently in April 1997 to Huntingdon Life Sciences Group plc. In June 1985 the Company transferred the assets which constituted its life sciences business to its subsidiary Huntingdon Research Centre Ltd. In 1991 the Company began operating a subsidiary, Leicester Clinical Research Centre Ltd. ("LCRC") which provided a wide range of biological and psychological assessment procedures involving healthy human volunteers. This subsidiary was sold in November 1995 to Applied Bioscience International Inc ("APBI") (see below).

From 1985 until their sale in May 1995, the Company, through HIH USA Inc and its subsidiary, Huntingdon Engineering and Environmental Services Inc. ("HEE") provided construction-related engineering services, environmental services, consultancy and testing in the USA. Outside the USA, following the acquisition of Travers Morgan Limited and its subsidiaries ("TM") in December 1991, the Company began to provide consultancy and expert services in the areas of civil and structural engineering, consultation on the planning and development of transportation systems, project management and environmental consultancy.

On December 15, 1994 the High Court of Justice, Chancery Division, Companies Court (the "Court") granted an administrative order (the "Order") under the UK Insolvency Act 1986. Under the Order, joint administrators were appointed to Travers Morgan Limited, as a result of which control passed from the Company, the trading of TM was isolated from the Company and the Group wrote off its investment, providing (pound)11.6 million against the amounts receivable from Travers Morgan Ltd. Management expects the administration will be concluded during 1999 and following discussions with the Joint Administrators the Group determined that the provision was excessive and accordingly released (pound)2.1 million which was recorded as an exceptional gain in the accounts for the 12 months ended December 31, 1997. 90% of the anticipated dividend was received in 1998.

On November 21, 1995, the Company acquired the toxicology business of APBI which comprised laboratories in the UK near Newcastle and near Diss, and in the USA near Princeton. The total consideration of $43,000,000 ((pound)27,000,000) comprised cash of $32,500,000 and approximately (pound)3,800,000 in respect of cash acquired with the business and an agreed value of $4,500,000 ((pound)2,900,000) in respect of LCRC (see above). The small laboratory near Newcastle in the UK was closed in July 1996 and subsequently sold in September 1996. Immediately upon acquisition the toxicology business of APBI in the UK was merged with that of Huntingdon Research Centre Ltd and the name of that company changed to Huntingdon Life Sciences Ltd. The US business acquired operates as Huntingdon Life Sciences Inc.

In March 1997, Huntingdon through Huntingdon Life Sciences Ltd completed the purchase of a small specialist research centre located close to Manchester at Wilmslow in the UK. This comprises 38 acres of which approximately half is developed and on which there is 92,000 sq. feet of laboratories, animal accommodation and offices. Due to a decline in revenues the site has now been closed and management intends to dispose of the site.

Huntingdon suffered from a collapse in confidence from a number of its previously supportive clients following allegations of malpractice at both its UK and US operations in the Spring of 1997. The UK allegations were received by the supervising authorities following a program in the Channel 4 television series `Countryside Undercover'. Those in the U.S. were submitted to the USDA and based on reports received by PeTA, an animal activist group.

In July 1997 the UK Home Office inspectors confirmed to their satisfaction that whilst there was an incident of maltreatment, it was isolated. However, a statement was made by the Government that caused many clients to conclude that there were separate further allegations. The Home Office then established a number of conditions, which Huntingdon had to comply with by the end of November. On September 29, 1997 the Home Office stated that the company had demonstrated full compliance with the conditions and that they were fully satisfied.

 In the US the USDA undertook two inspections during the summer of 1997 and one in February 1998 , these followed their annual inspection in April and an intensive FDA inspection in February - both of which were satisfactory. In December 1997 Huntingdon announced the receipt of a settlement agreement as a Court Order in which PeTA agreed to give up all of its campaign against Huntingdon. The Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC) inspected the site and unanimously endorsed its continued accreditation. In April 1998 the USDA investigation was concluded and did not include any concessions of violations by Huntingdon. In December 1998 the USDA conducted it's annual routine inspection of the laboratories and concluded that they were in full compliance with all aspects of its Regulations.

As described in a Prospectus dated August 10, 1998, and effected September 2, 1998 a New Investor Group saw an opportunity in Huntingdon where new management and a strengthened balance sheet could reinstate a company with a distinguished scientific reputation and a history of success and profitability.

As a result of the highly visible public allegations of malpractice discussed above, the Group had experienced a substantial decline (approximately 30%) in revenues and a concurrent reversal of profits and cash flow in the proceeding 18 months.

The New Investor Group, led by Andrew Baker of Focused Healthcare Partners, believed that Huntingdon's core competency was sound and the need for their service clearly existed. They were suffering from a lack of confidence that had resulted from the allegations that occurred over a year previously. The Company had met all of the requirements vis a vis regulatory authorities and inspection agencies, but the thing that was missing was the spirit of management. Immediate steps needed to be taken to strengthen the balance sheet of the Company, and decisive actions were required at senior management and board level to restore the confidence of customers.

To help effect those changes, (pound)22million (approximately $37 million) of new equity was raised for Huntingdon Life Science Group. There were changes in senior management with the addition of respected and experienced industry leaders. New management, led by Andrew Baker (Executive Chairman) and Brian Cass (Chief Operating Officer and Managing Director) established that the Company's highest priorities were the return of good relations with its clients and the re-establishment of the sales levels enjoyed previously. Concurrently, they effected a cost reduction program in order to more appropriately realign expenses with the Company's reduced revenue levels. The aim of the new management is to develop the operational, commercial and cultural aspects of the Company to ensure improvements in efficiency, customer service and communications, both externally and internally. The results will drive revenues and create a sense of pride in staff. The employees are the `make or break' of this business and therefore the essence of shareholder return. Their individual rejuvenation is critical to the Group's success.

Building from the Company's core strengths - scientific expertise, experience, knowledge and reputation - our goals are clear: To be appreciated as the listening, understanding and reliable partner in creative compound development and safety assessment; to be the first choice for the industries we serve.

To provide our staff with the opportunity for individual development in a caring, rewarding and safe working environment.

To be recognised positively in the local communities in which we operate ------- and, consequently, to grow to significant profitability and improved return on investment for our shareholders. Our vision is to create a new standard and level of partnership in our industry, built upon our technical, scientific and regulatory expertise, the ethical standards we adopt, our problem solving approach and a dedication to customer service and teamwork.



DESCRIPTION OF THE BUSINESS


Huntingdon offers non-clinical safety and efficacy assessment services to most of the world's leading pharmaceutical, biopharmaceutical, agricultural and industrial chemical manufacturers, and is a trusted developmental partner to some of the largest blue chip companies. Huntingdon helps it's customers bring to market safe and effective new compounds - compounds which are safe whether exposed to humans, animals or the environment. All of the company's services are designed to meet the requirements of governments around the world. The most demanding of these evaluations are those driven by the regulations controlling the pharmaceutical and veterinary industries. The aim of all of Huntingdon's services is to provide its customers with data that will satisfy regulatory authorities around the world.

o Pharmaceuticals: Huntingdon plays a crucial role in the development of new medicines. Promising compounds, which may become important clinical treatments of the future, are identified by discovery research carried out by pharmaceutical and biopharmaceutical companies. Safety and efficacy testing is then required before clinical trials can begin in humans. Studies must be carried out to determine what happens to the compound inside the body, for example, how much of a compound is absorbed, how much is retained in the tissues, how it may react with other medicines and how well it will be clinically tolerated. Rightly, our society expects the highest standards of quality and safety in the medicines we take. This demands a correspondingly high level of safety assessment, as we assume that any substance reaching the market place will be essentially free from harmful effects. All chemical substances can be toxic if given at sufficiently high levels - even within their normal dosage range medicines have clinical side effects. Cytotoxic agents used in cancer treatment are a good example of this risk/benefit analysis, where the threat to life from the disease far outweighs the drug's toxic potential. The decision to licence a new drug, or other substance, must weigh the balance between benefit and risk to health. A clear understanding of what those risks are is crucial. Today the legislation governing pharmaceutical safety assessment insists that the majority of this essential work is conducted using experimental animals. It is Huntingdon's responsibility, monitored by government authorities, to ensure that these tests are performed to strict scientific protocols and when animal testing is required, with acknowledged high standards of animal care and welfare.

  Non-animal models and computer simulations can provide supplementary data and so reduce animal usage in some cases, but few are currently accepted as viable alternatives to animal tests by regulatory authorities. Huntingdon is at the leading edge in the development of these alternative techniques to animal testing. The company is committed to the scientific principles of the 3 Rs - Reduction, Refinement and Replacement of animals in research. This means we actively support the search for validated studies which minimise the numbers of animals used, which make sure animals suffer as little as possible, and which replace animal procedures wherever possible. Currently in-vitro laboratory and other non-animal testing work accounts for almost half of Huntingdon's revenues. It is also the responsibility of the company and of the regulatory authorities to ensure that all tests are performed to strict scientific criteria, and when animal testing is required, with leading standards of animal care and welfare.

o Agricultural Chemicals: Huntingdon has an established reputation as the world market leader in offering full development programmes that bring agricultural chemicals to market. These major contracts involve assessing the safety, environmental impact and efficacy of the compound. A project management driven approach to programs of toxicology, environmental fate and affect, and field trials, often running over several years, generate both good value to the client and a good return to Huntingdon's business. Agrochemicals are a real success story for Huntingdon Life Sciences.

    Agricultural chemicals are facing increasing regulatory demands driven by international guidelines, currently one high profile area is neurotoxicity. Huntingdon is fortunate to have experienced scientists in this and related diciplines and so is able to offer a resource that is second to none. Additionally, regulatory authorities now often request data not only from controlled laboratory experiments, but also from systems which more accurately mimic the natural environment. An example is the mesocosm which is a new facility being developed at Huntingdon that will enable the company to offer additional services in the assessment of environmental impact. It is a system of 24 man made ponds containing water and sediment together with flora and fauna from established natural ponds. Mesocosms are used to assess the fate and effect of chemicals on natural aquatic systems and this new development enables Huntingdon to offer a total service in this complex area of environmental study.

o Industrial Chemicals: Chemicals impact all of our lives in many ways, although we are frequently unaware of their presence in our environment. Huntingdon is the world market leader in these regulatory assessment programmes, both for new chemicals entering the market and also for the re-examination of the safety of existing chemicals. Retrospective studies are a major growth area in the testing of industrial chemicals, where currently marketed chemicals are increasingly subjected to detailed reappraisal. The company is involved in testing a broad range of chemicals encountered in industry, the home and the environment, including paints, adhesives, dyes, photographic chemicals, solvents, detergents, flame retardants and many others. Part of this work provides the necessary labelling information for many domestic and industrial products and assures consumers that products they are regularly exposed to are safe in normal conditions. Regulatory authorities the world over demand stringent testing before chemicals can be transported, to assess safety levels and crisis response actions if the public or the environment are exposed.

o Other areas: Huntingdon has been involved in the development and testing of a number of novel foodstuffs, artificial sweeteners and flavourings over the past decade. Today we see the arrival of exciting new developments like "nutraceuticals", these are foods which provide a clear clinical benefit, such as the lowering of cholesterol levels. Huntingdon anticipates that demand for testing in this area will increase rapidly, once the regulatory authorities have established the appropriate legislative framework. Similarly, public awareness of genetically modified foods is extremely high, as is the need to reassure consumers and the marketplace with appropriate regulatory controls. These new developments and associated regulations can be expected to drive further business opportunities for the company in this fast changing industry.Huntingdon plays an increasing role in the development of new veterinary medicines and other health products for both farm and companion animals. Safety, tolerability and efficacy assessments are carried out in a similar way to tests on human medicines. In food producing animals studies must be conducted to determine what happens to the compound inside the body but also assessments are made on residues in milk, dairy products, meat and eggs. Specialised facilities are now in place, together with regulatory expertise, which will allow the company to increase it's share in this expanding market.


The legislation governing pre-clinical research and safety testing insists that the majority of this essential work involves the use of animals. This is the case at Huntingdon Life Sciences, however as noted above the company is committed to the scientific principles of the 3 Rs - Reduction, Refinement and Replacement of animals in research. Huntingdon does not undertake research on cosmetics and voluntarily relinquished its licence to undertake evaluations of cosmetics using animals in the late 1980s and has pioneered various in-vitro techniques using cell cultures as an alternative to animal testing. The replacement of animal studies by reliable in vitro techniques has been a key objective at Huntingdon for many years. Huntingdon is at the heart of industry moves towards alternative techniques, for example participating in validation trials for the European Centre for the Validation of Alternative Methods (ECVAM), being an active member of the In Vitro Toxicology Platform (IVTIP) and supporting the Fund for the Replacement of Animals in Medical Experiments (FRAME).

GEOGRAPHIC MARKETS

The figures below show the percentage of total orders of Huntingdon from the geographical areas which it services from laboratories in the UK and the USA. The table shows the analysis for the 12 months ended December 31, 1997 and the 12 months ended December 31, 1998.

                                   % of Orders from each Geographic area

                                            1997                      1998
                                          ----------                ---------
Europe.................................       43                        38
Japan   ..............................        26                        20
United States.........................        24                        34
Rest of the World.....................         7                        8
                                          ----------                ---------
Total..................................     100%                      100%
                                          ----------                ---------


Orders were down 13% in Europe and 26% in Japan whereas a 37% improvement was seen in orders from the US. The improvement in the US reflects in part the introduction of new services and facilities at the Princeton site, the lower reliance upon Pharmaceutical clients and in addition the success of the Group in the targeting of new Biopharmaceutical clients. In Europe and Japan, the additional comfort required by Pharmaceutical clients slowed their return as clients. In Europe this trend was compounded by mergers of clients and their consideration of the role of outsourcing whilst in Japan the trend was affected by both the overall economic situation and the fact that allegations of malpractice were directed more toward studies conducted on behalf of Japanese clients.



CUSTOMERS  AND SERVICE MARKETS

Huntingdon typically performs a number of contracts simultaneously for each of its major clients among whom are included most of the world's leading companies in pharmaceuticals, biotechnology, agrochemicals and industrial chemicals. However, the companies for which work is conducted and the volume of work performed for any one company change from year to year and Huntingdon is not dependent on any single client.

Pharmaceutical Business

Huntingdon's primary market is pre-clinical outsourcing for the pharmaceutical industry and its place in the development cycle and details of developments in this market are highlighted below.

----------------------- ------------------------------    -----------------
  DRUG DISCOVERY                  DEVELOPMENT                    MFG.
----------------------- -------------------------------   -----------------
                         PRE-CLINICAL        CLINICAL

    Chemical Synthesis             Phase I  Phase II  Phase III  Phase IV Sales
                        Toxicology
        Screening       & Safety    Safety  Efficacy  LT Efficacy
                                                 -----------------------------
      & side effects                              NON-CLINICAL
                            --------------------------------------------------

o Management believes that about R & D expenditure of pharmaceutical companies is approximately $40 billion. Of this 25% is expenditure in Huntingdon's core business area of pre-clinical research. Huntingdon believes that 10-15% of this is outsourced, which means that the company is today competing in a $1-1.5 billion market. This market is growing as a result of R&D expenditure increasing by 10% annually, outsourced R&D growing by 9%, a 50% increase in the number of projects in the R&D pipeline over 5 years and an 8% increase in the number of preclinical compounds and a 12% growth in U.S. IND applications.

o The Biotech industry has become a significant source of business for Huntingdon, accounting for approximately 13% of the company's orders in 1998. The number of drugs produced by the biotechnology industry which require FDA approval has grown substantially over the past decade. Many biotechnology companies have strategically chosen to outsource major areas of R&D and utilize providers such as Huntingdon to perform these services.

Huntingdon has worked with almost all of the world's major pharmaceutical companies. Many of these customers have come to regard Huntingdon as an extension of their own resources, and the more closely the company is integrated with customers the more efficient the service becomes. Huntingdon's objective is to help these customers make appropriate and timely decisions and so help them to complete their development programmes effectively and efficiently. Advice from scientific experts within the company, given in the light of long experience, and effective programme management, can optimise drug development within the strict requirements of the regulatory authorities.

Huntingdon conducts studies on a broad range of new therapeutic agents, from small molecules to large monoclonal antibodies, the product of biopharmaceutical research. The pharmaceutical market is dynamic and over recent years the pattern of drug development has changed markedly. New techniques including high throughput screening, combinatorial chemistry and genomics are dramatically increasing the productivity of drug discovery. This will increase the focus on the early stage development process, including Huntingdon's work to identify those compounds which have the greatest likelihood of being both safe and effective. Our customers are dependent on selecting the most appropriate compounds from this process for their own business success and society is excited by the potential they hold for improving our ability to treat disease.

Major pharmaceutical companies often have the resources to conduct most of their own non-clinical testing programmes and historically have tended to only commission individual studies from contract research organisations like Huntingdon. However, in the light of these dynamic changes in the industry, growing numbers of companies find that it makes strategic sense to concentrate on their main area of research expertise - the drug discovery process. The need for toxicity and safety assessment studies is driven and governed by regulatory requirements and so it is well suited to being out-sourced. This provides a growing opportunity for Huntingdon. There is also a trend to out-source the management of larger programmes of work, not only individual studies as was the case in the past. Increasingly Huntingdon is becoming more closely involved with customers in designing development strategies geared to specific clinical end-points and in the management of whole programmes. This is leading towards true partnerships with customers, where Huntingdon is playing a meaningful role in supporting and adding value to a customer's drug development efforts. Beyond the established major pharmaceutical companies, the new biopharmaceutical and other start-up companies typically do not have the resources to undertake non-clinical studies themselves and increasingly rely totally upon contract organisations like Huntingdon. This sector of the market is growing fast and indications are that it will be an important part of the company's business over the coming years, it already accounts for some 14% of revenues.

Restructuring and rationalisation of the pharma industry means that more and more projects are being outsourced. Increasing legislative requirements have extended development times and made careful project management increasingly important. To address this situation integrated packages are being developed to manage multidisciplinary development programmes. Involvement in such integrated projects is a long term objective of Huntingdon Life Sciences, but one-off studies will probably remain an essential part of the business for the foreseeable future.

In the pharma and biopharmaceutical areas, the company has set itself the following objectives:
o  Strengthen  emphasis  on  "Early  Phase"  development services
o Develop new services to fill certain gaps that have been identified
o Build relationships which will strengthen the client portfolio.

Huntingdon offers a complete portfolio of non-clinical services throughout the drug development process, supporting customers around the world from facilities in both the UK and the US. The company has recently developed several innovative joint venture relationships with independent
Clinical Research Organisations to offer Phase I and IIa clinical trials, so extending it's portfolio of integrated services. This will further strengthen Huntingdon's ability to be the full service, early development partner to our pharmaceutical and biopharmaceutical customers.

In the longer term, Huntingdon Life Sciences plans to optimise early development in pharmaceuticals, extending the process back to interface with the drug discovery and development areas, while at the same time consolidating their already very strong position in non-clinical research and providing continuity through the rest of the non-clinical development and testing process.


Non-pharmaceutical Business

Huntingdon has historically generated one third to one half of its revenues from safety and efficacy testing of compounds for the agrochemical, industrial chemical, veterinary and food industries. The work involved bears many similarities and often uses many of the same facilities, equipment, and scientific disciplines that are employed in pre-clinical testing of pharmaceutical compounds. Huntingdon's business in these areas is again driven by regulatory requirements. The company's services address safety concerns surrounding a diverse range of products, spanning such areas as agricultural fertilizers and pesticides, veterinary medicines, chemicals used in the manufacture of pharmaceutical intermediates and photocopier toners, manufactured foodstuffs, household products and even medical devices themselves. Many market segments included in these broad areas of business have the potential for substantial growth in coming years, as a result of :

o Increasing scrutiny of any compound which is used in the manufacture of products the public is exposed to, either infrequently or on a day-to-day basis.
o More stringent regulations affecting compounds which have the potential to adversely effect the environment, e.g. biocides and endocrine disrupters.
o Introduction of new testing requirements to `high volume chemical products' in the U.S.
o   Growth in concerns over food safety, e.g. additives and genetically
    modified  foods,   and  the  introduction  of  `nutraceuticals'.

Agrochemicals: The agricultural chemical market has changed markedly over the past few years. Five years ago it was driven by the requirements of individual national regulatory authorities and was therefore very diverse and fragmented. Now much of the legislation has been consolidated and simplified throughout the EU. This has reduced the number of individual studies performed, but at the same time means that more integrated programmes are required. This gives Huntingdon's scientists the opportunity to guide the customer through this complex regulatory process and also to manage the whole project. The company is currently project managing five major integrated programmes on behalf of customers, evaluating toxicity and environmental impact and conducting field trials which run for several years. Huntingdon is widely perceived as being a full-capability laboratory for this segment and so the front runner in this area of contract research.

At least 50% of current work in this area is in environmental studies, where for example, tests on the air we breathe are of increasing importance. The effects of exhaust emissions on the atmosphere have been studied over the past 20 years and the company is recognised as a world leader in inhalation testing.

New research facilities are being developed and exploited, such as the mesocosms being developed at the Huntingdon site. These have evolved from being laboratory tools into important indicators of the effects of pollutants on a complete biosphere, including all of the animal and plant life involved, and work in this area is increasingly being demanded by regulatory authorities.

Industrial Chemicals: Huntingdon has a significant profile with the chemical industry world-wide, frequently working with major consortia and trade groups. Revenue from the industrial chemical business sector has doubled over the past 5 years and during 1998 the company worked with over 250 client companies. Huntingdon is often involved in complete programmes including safety, environmental and analytical studies, coupled with regulatory services and dossier submissions presented to Governments around the world.

A further example of the work carried out by the company is the development of substitutes for ozone-depleting chlorofluorocarbon agents (CFCs) used as propellants and in refrigeration. Over the past two decades, Huntingdon has been involved in testing nearly all of the new agents developed to replace these substances.The reappraisal of existing chemicals involving additional testing is being increasingly demanded, an example of this is the High Production Volume Right To Know ( HPV RTK ) programme in the US. This is being driven by a collaboration of the environmentalist lobby ( the Environmental Defence Fund ), the Environmental Protection Association and the Chemical Manufacturers Association. The initiative demands that a set of toxicology and environmental data be submitted, over a five year period, on a list of 2800 high volume chemicals. This is now being broadened to 4000 chemicals worldwide, through various international programmes. With Huntingdon's extensive experience in industrial chemical regulatory programmes, the company is perhaps uniquely positioned to provide a `one stop shop' for manufacturers and consortia offering regulatory consultancy, testing and programme management and significant business is expected as a result.

In the Industrial Chemicals areas, Huntingdon Life Sciences has set itself clear objectives:

o Capitalise on the existing leadership position
o Fully exploit current skills in Programme Management in order to secure more major projects
o Strengthen the services and facilities to support growing business opportunities
o Develop business in the U.S.A. and Far East markets.

Veterinary Medicines: Animal health product testing, both for farm and companion animals, is a rapidly growing business area for Huntingdon. Specialized facilities are now in place, together with the regulatory expertise, to take advantage of a prime opportunity to expand share in this niche market.

Foodstuffs: Huntingdon has been involved in the development of a number of novel foodstuffs over the past decade. As the exciting new science of "nutraceuticals" develops - foods which provide a clear human health benefit, such as lowering of cholesterol levels it's anticipated that this demand will increase rapidly.

Service Markets

The table below shows the percentage of total orders for each market area of Huntingdon's business for the 12 months ended December 31, 1997 and the 12 months ended December 31, 1998:

                                          1997                1998
                                       ----------          ---------
Pharmaceutical......................        45                  43
Biopharmaceutical...................        11                  13
Agrochemical........................        27                  26
Chemical and Other Industries.......        17                  18
                                       ----------          ---------
Total...............................       100%                100%
                                       ----------          ---------

Orders in 1998 continued to be adversely affected by the allegations of malpractice made in 1997. In addition financial uncertainty prior to the injection of new funding in September 1998 also led to the delay in placing, and in some cases the loss, of new orders.

This continues to most effect Pharmaceutical clients, who place a higher proportion of longer term studies and who are subject more to both regulatory and public scrutiny. Huntingdon believes that its fall in orders from certain pharmaceutical study sponsors based in Europe was also partly due to their internal considerations, in the periods immediately following their merger, of their R & D management processes and priorities.

As noted earlier, a recovery in orders began to occur in the second half of 1998 and it was particularly pleasing to note that this recovery included the receipt of a number of key orders from pharmaceutical clients who had stopped using Huntingdon in the prior 18 months .

The agrochemical and chemical sectors also undertook inspections and examined Huntingdon's procedures but, in general individual study sponsors reached their conclusion to continue to sponsor studies at Huntingdon more quickly than the pharmaceutical sector. Thus, although orders from agrochemicals fell, the orders from the chemical sector remained at 1997 levels.

The key to the full recovery of orders is considered by management to be study sponsors' confidence in Huntingdon's enhanced training, audit practices, and the management processes of control

Huntingdon's largest client accounts for under 5% of its total orders. In the UK the largest 10 clients contributed under 30% of orders and in the USA the 10 largest clients provided approximately 68% of orders.


COMPETITION

Huntingdon is the second largest world-wide provider of pre-clinical safety testing services behind Covance. Other competitors are smaller and more regional and/or specialized in their presence, including ClinTrials BioResearch Inc and BioReliance Corporation. Huntingdon's other major competitors are the research and development divisions of large companies who perform their own safety assessments in-house.

Competitors also comply with GLP guidelines and they are able to undertake the more routine type of toxicology and pathology studies. Accordingly, competition for these types of studies is particularly price sensitive. Within toxicology and pathology there are also certain particularly demanding studies for which few CROs have either the scientific credibility or experience. Pricing for these studies is competitive but relatively less so. It is believed that the final determinant of study awards is quality and reliability in delivering reports on time to clients. This is particularly true in the case of the more complex scientific studies in which Management believes Huntingdon has a strong reputation. Furthermore, customers are increasingly demanding outstanding chemistry based analytical services partly as an adjunct to the toxicology and pathology studies and Management believes it is a world leader in these services. Huntingdon also competes with the in-house research and development divisions within larger pharmaceutical companies who sometimes have a preference to conduct their own safety assessments.

Other factors enhancing competitiveness generally include the quality of the facilities provided and the reputation and standing of its scientific staff, as well as the acceptance by regulatory bodies of Huntingdon's findings. With the need for quality in mind, many staff possess qualifications of post-graduate degree or equivalent standards upon joining the group, and staff are encouraged to pursue formal qualifications related to their work in order to further strengthen their knowledge and capabilities.

GOVERNMENT SUPERVISION OF OPERATIONS

Supervisory regimes

Since the services provided by Huntingdon are used to support pharmaceutical, biotechnological, chemical or agrochemical product approval applications, its laboratories are subject to both formal and informal inspections by appropriate regulatory and supervisory authorities, as well as by representatives from client companies. Huntingdon is regularly inspected by US, Japan and UK governmental agencies because of the number and complexities of the studies it undertakes. In 1979, the US FDA promulgated the GLP regulations, defining the standards under which biological safety evaluations are to be conducted. Other governmental agencies such as the EPA, JMOHW, JMAFF, and UK Department of Health, have introduced compliance monitoring programs with similar GLP standards. Huntingdon has had over 30 such inspection visits and audits since 1985.

Huntingdon's operations in the UK are regulated by the Animals (Scientific Procedures) Act 1986. This legislation, administered by the UK Home Office, provides for the control of scientific procedures carried out on living vertebrate animals and regulation of the animals' environment. Personal licences (Huntingdon has approximately 300 licensees) are issued by the UK Home Office to personnel who are competent to perform regulated procedures and each program of work must be authorised in advance by a Project Licensee. Premises where procedures are carried out must also be formally designated by the UK Home Office. Consultations and inspections are regularly undertaken in order to ensure continued compliance with regulatory and legislative requirements. Typically, Huntingdon has 18 such inspections annually.

Huntingdon's laboratory in the USA is subject to the USDA's Animal Welfare Regulations (Title 9, Code of Federal Regulations, Subchapter A). The laboratory is regularly inspected by USDA officials for compliance with these regulations. Compliance is assured through an Institutional Animal Care and Use Committee, comprising staff from a broad range of disciplines within Huntingdon and including external representation. Furthermore, laboratories in the USA are expected by the USDA to be certified by an independent and internationally recognised organisation, the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC).

At each of its research centres Huntingdon ensures the availability of suitably experienced and qualified veterinary staff backed by a 24 hour call out system.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

Whilst Huntingdon is obliged in the conduct of its business to comply with certain environmental regulations, compliance with such regulations does not impact significantly on its earnings or competitive position. Management believes that its operations are currently in material compliance with all applicable environmental regulations.

OTHER INFORMATION PERTAINING TO THE COMPANY

Human Resources

Huntingdon's most important resource is it's people, they have created the company's knowledge base, it's expertise and it's excellent scientific reputation. Scientists from the company are represented at the highest levels in several UK and international committees on safety and toxicity testing. Several staff members are considered leaders in their respective fields, frequently lecture at scientific seminars and regularly publish articles in scientific journals. This recognition has resulted in frequent assignments from clients for consultation services in addition to the range of specialised services provided. Some of Huntingdon's staff serve by invitation or election on a number of scientific and industrial advisory panels and groups of certain organisations and agencies such as the FDA, the EPA and UK Department of Health, and the WHO.

To ensure that this experience and expertise is transmitted throughout the organisation, training programmes are maintained, for example, Huntingdon's Introductory and Advanced Graduate Training Programs to train graduate staff in all phases of toxicology. Also, in conjunction with the Institute of Animal Technology, Huntingdon maintains what it believes to be one of the largest animal technician training programmes in the world. Huntingdon employs approximately 300 licensed personnel.

The table below shows employment has decreased throughout the Group as a result of reduced activity levels:

                                         Employees at December 31
                                          1997                998
UK .................................      1,436             1,189
USA.................................        208               193
Japan................................         9                10
                                     --------------         -------------
                                           1,653            1,392
                                     --------------         -------------


Whilst staffing levels reduced during the year, excess capacity remained and in December, 1998 the Company announced a cost reduction programme that would include the alignment of staff resources with current revenues. The programme which commenced in January 1999 anticipates the reduction of approximately 150 positions and will leave the group with approximately 1,250 staff. The whole operation is integrated internationally to optimise the services provided. As part of the rejuvenation process, human resources will be carefully studied, with staff benefits tied to company performance.

Management and Labour Relations

Huntingdon's labour force is non-union and there has never been any disruption of the business through strikes or other employee action. Huntingdon regularly reviews its pay and benefits packages and believes that its labour relations, policies and practices and management structure are appropriate to support its competitive position.

Research and Development

In addition to experience gained through research activities performed for clients, Huntingdon engages in research in order to respond to the changing needs of clients and to maintain competitiveness within the industries in which it operates. Most of the research undertaken, however, is an inherent part of the research carried out on behalf of clients in completing studies and as such it is not identified separately.

Know-how and Patents

Huntingdon believes that its proprietary know-how plays an important role in the success of its business. Where Huntingdon considers it appropriate, steps are taken to protect its know-how through confidentiality agreements and protection through registration of title or use. Huntingdon has no patents, trade-marks, licenses, franchises or concessions which are material and upon which any of the services offered is dependent.

Quality Assurance

Huntingdon maintains extensive quality assurance programs, designed to ensure that all testing programs meet client requirements, as well as all relevant codes, standards and regulations. Based on a Master Schedule periodic inspections are conducted as testing programs are performed to assure adherence to project specifications or protocols and final reports are extensively inspected to ensure consistency with data collected. Huntingdon's quality assurance programs are controlled by a formally constituted Quality Board, a Quality Monitoring Committee and Quality Groups.

ITEM 2. DESCRIPTION OF PROPERTIES

Huntingdon's head office is situated within the research centre at Huntingdon.

The following table shows the location of the facilities of Huntingdon, approximate size and the principal activities conducted at such facilities each of which is freehold:

Location                         Laboratories       Size            Principal Activities
                                 and Offices
Huntingdon, England              612,000 sq.ft.     74 acres        Laboratories, animal accommodation and
                                                                    offices
Near Princeton, NJ, USA          180,000 sq.ft.     53.5 acres      Laboratories, animal accommodation and offices
Near Diss, England               250,000 sq.ft.     28 acres        Laboratories, animal accommodation and
                                                                    offices
Wilmslow, England                92,000   sq.ft     38 acres        Currently unutilised


ITEM 3. LEGAL PROCEEDINGS

Huntingdon is party to certain legal actions arising out of the normal course of business. In Management's opinion none of these actions will have a material effect on the Huntingdon's operations or financial condition. No form of proceedings has, to Huntingdon's knowledge, been brought or instigated against Huntingdon by any governmental agency.



ITEM 4. CONTROL OF REGISTRANT

The Company is not owned or controlled directly or indirectly by any other corporation or government. As of April 16, 1999 the total amounts of the Company's ordinary shares held by persons who have reported beneficial ownership of more than ten percent of such ordinary shares, and by the officers and directors of the Company as a group were as follows:

Name of Shareholder                            Number of Ordinary Shares Owned     Percentage Holding
UBS UK Holding Ltd. and PDFM Ltd. group                51,706,751                         17.77

Stephens Group Inc                                     36,000,000                         12.37

Quilcap Corp and Quilcap International Corp            34,157,333                         11.74

Officers and Directors of the Company as a group

Mr A Baker                                             11,000,000                         3.77

Others                                                  1,017,768                        less than 1%

Mr Baker's shares are registered in the name of Focused Healthcare Partners.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change in the control of Company.

ITEM 5. NATURE OF TRADING MARKET

The Company's Ordinary Shares are listed on the London Stock Exchange Ltd under the Stock Exchange Automated Quotation symbol "HTD." ADSs each of which evidences five Ordinary Shares and which in turn are evidenced by ADRs, are listed on the New York Stock Exchange, Inc. ("NYSE") also under the symbol "HTD".

The Bank of New York is the depositary for the Ordinary Shares represented by ADSs. As at December 31, 1998, there were 182 recorded holders of ADSs. It is believed that, at such date, 39,274,200 of the Company's total issued share capital of 291,010,294 Ordinary Shares were held in the US and were represented by 7,854,840 ADSs. The remaining Ordinary Shares were, as at such date, held in the UK in the form of Ordinary Shares for which there were 2,273 recorded holders. The high and low quarterly sales prices (in pounds sterling) of the Company's Ordinary Shares on the London Stock Exchange from January 1, 1996 to December 31, 1998 were as follows:

                                        HIGH SALES            LOW SALES
QUARTER ENDED                              PRICE                PRICE
                                     ------------------    ----------------
                                          (pound)              (pound)
March 31, 1996...................            0.76                 0.63
June 30, 1996....................            1.01                 0.78
September 30, 1996...............            0.965                0.73
December 31, 1996................             1.04                0.91

March 31, 1997...................             1.21                 0.875
June 30, 1997....................             1.175                0.61
September 30, 1997...............             0.635                0.43
December 31, 1997................             0.685                0.44

March 31, 1998...................             0.465                0.425
June 30, 1998....................             0.43                 0.175
September 30, 1998...............             0.20                 0.1275
December 31, 1998................             0.135                0.105

The high and low quarterly sales prices (in US dollars) of the Company's ADSs, as evidenced by ADRs, on the NYSE from January 1, 1996 to December 31, 1998 were as follows:

                                           HIGH SALES           LOW SALES
QUARTER ENDED                                PRICE                PRICE
                                        ------------------    ----------------
                                                $                   $
March 31, 1996..........................      6.125                 4.375
June 30, 1996...........................      8.125                 5.750
September 30, 1996......................      7.50                  5.50
December 31, 1996.......................      8.5                   7.25

March 31, 1997..........................      9.875                 6.875
June 30, 1997...........................      9.375                 4.75
September 30, 1997......................      5.00                  3.4375
December 31, 1997.......................      5.375                 3.3125



March 31, 1998..........................      3.9375                3.4375
June 30, 1998...........................      3.75                  1.6250
September 30, 1998......................      1.6875                0.9375
December 31, 1998.......................      1.4375                0.8125

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no UK exchange control restrictions on remittances of dividends on the Company's Ordinary Shares or on the conduct of Huntingdon's operations. There are no limitations imposed by UK law or by the Memorandum and Articles of Association of the Company on the right of non-resident or foreign owners to hold or vote the Ordinary Shares of the Company and, except as discussed below under "Taxation," there are not believed to be any UK laws, decrees or regulations that affect payments, to non-resident holders of Ordinary Shares.

ITEM 7.  TAXATION

Taxation of Dividends

When paying a dividend on Ordinary Shares, the Company is liable to deduct a withholding tax of 15% of the gross dividend in respect of a US resident individual or corporate holder of an Ordinary Share or ADS (whose holding is not effectively connected with a fixed base in the UK through which independent services are performed in the UK or with a permanent establishment in the UK). Such tax credits and withholding tax may be reduced in the case of a corporation controlling directly or indirectly 10% or more of the voting shares of the Company. The gross dividend paid to any such US resident will be treated as dividend income for US Federal income tax purposes. Such dividends will not be eligible for the dividend exclusion allowed to US corporations under certain circumstances. However, the 15% withholding tax will be treated as foreign income tax eligible, subject to certain limitations, for credit against such holder's US Federal income tax.

Taxation of Capital Gains

UK capital gains tax (or for companies, corporation tax on capital gains) generally applies only to individuals and companies resident in the UK and is currently levied at an individual's effective income tax rate of either 20%, 23% or 40%, depending upon the level of the individual's income. The applicable rate for companies is generally 31%, but it is reduced in certain circumstances. US resident holders of Ordinary Shares or ADSs will not be liable for UK capital gains tax unless their holding in the Company is connected with a trade carried on through a branch or agency in the UK. However, US resident holders of Ordinary Shares or ADSs will generally be liable for taxation of capital gains upon a disposition of such Ordinary Shares or ADSs under US Federal income tax laws.

Estate and Gift Tax

The current Estate and Gift Tax Convention (the "Convention") between the UK and the US generally relieves from UK inheritance tax the transfer of Ordinary Shares or of ADSs where the shareholder or holder of the ADSs making the transfer is domiciled for the purposes of the Convention in the US, and is not a national of the UK. This will not apply if the Ordinary Shares or ADSs are part of the business related to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may, in general terms, be charged upon the value of the transfer made on the death of an individual or within the 7 years of his death, subject to any applicable exemptions and reliefs. In the unusual case where Ordinary Shares or ADSs are subject to both UK inheritance tax and US gift or estate tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US based on priority rules set forth in the Convention.

Stamp Duty

No stamp duty will be payable in the UK on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of an ADS, provided that the ADRs evidencing such ADSs remain at all times outside the UK. The issue of Ordinary Shares by the Company to the depositary of the Company's ADSs (the "depositary") for the purpose of issuing ADRs, or a transfer of the underlying Ordinary Shares to the depositary, are subject to a Stamp Duty Reserve Tax at the rate of 1.5%, calculated on the issue price or the value of the consideration for the transfer or the market value, depending on the circumstances of the transaction.

In the case of a transfer of the underlying Ordinary Shares to the Depositary, a separate ad valorem stamp duty at the rate of 1.5% will be charged, but in such circumstances credit will be given for the Stamp Duty Reserve Tax due. Any transfer of the underlying Ordinary Shares other than to the depositary will require the purchaser to pay a 0.5% ad valorem stamp duty.

ITEM 8. SELECTED FINANCIAL DATA

The following financial information has been prepared under the principles which together make up US GAAP. These financial statements have been reviewed by independent auditors

Additional profit and loss information for 1996, 1997 and 1998 can be found on pages F2 - F24 as required by the Securities Exchange Act of 1934 in relation to this report. Further, balance sheet information is similarly available as at December 31, 1997 and as at December 31, 1998.

                              12 Months Ended            3 Months Ended                    12 Months ended
                               September 30               December 31                       December 31
                               ------------               -----------                       -----------
                            1994          1995                1995             1996            1997            1998
                         (AMOUNTS IN STERLING THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues                   162,489       81,877              14,285           73,564          63,689          52,616
Net Income/(loss)         (58,646)      (31,538)            (3,001)            7,871          (2,882)         (24,437)
Operating profit/(loss)     4,528        7,196               1,397            11,799          (5,188)         (18,005)
from continuing
operations
Earnings/(loss)     per(pound)(0.595)(pound)(0.316)      (pound)(0.028)    (pound)0.073   (pound)(0.026)  (pound)(0.138)
share - basic   (A)

                             As at September 30                    As at December 31
                          -------------------------     -----------------------------------------


                              1994         1995          1995         1996         1997      1998
                              ----         ----          ----         ----         ----      ----

                          (AMOUNTS IN STERLING THOUSANDS)
BALANCE SHEET
Total Assets               134,918       62,704       103,771      108,924      112,461   110,137
Long-term debt                           33,441        50,377       42,654       33,691    54,688
                             9,576
Shareholders' equity        34,812        3,283         6,601       14,586       17,362    13,311

(A)      Based upon an average of 177,199,772 (1997: 112,935,450;
         1995: 108,492,218;  1995,  99,865,393;  1994, 98,545,843) Ordinary
         Shares outstanding.

         See page (i) for information relating to exchange rates.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Huntingdon is a leading CRO which provides an extensive range of pre-clinical and non-clinical services to the pharmaceutical, agrochemical and industrial chemical industries. The Group provides those services under contracts which may range from one day to three years, income from these contracts is recognised on the basis of work done and variable costs are matched with such income. Contracts are generally terminable upon notice by the client with the client being responsible for reimbursing Huntingdon for the value of work done to the date of cancellation plus the value of work required to wind down a study on an orderly basis.

The Group's business is characterised by high fixed costs, in particular staff and facility related costs. Such a high proportion creates favourable conditions for the Group as excess capacity is utilised but, during periods of declining revenue, careful planning is required to reduce costs without impairing revenue generating activities.


RESULTS OF OPERATIONS

12 months ended December 31, 1998 compared with the 12 months ended December 31, 1997.

Beginning mid 1997, orders and backlog declined sharply following the allegations of malpractice and mistreatment of animals. This continued to have an impact in 1998, but by the end of the year (after the refinancing noted below) client confidence began to return and a modest increase in order volume was being experienced. Although full year 1998 new orders were 3% lower than 1997, the year-end backlog was up 7% from 1997 and 12% ahead of the August 1998 level.

The revenue decline in 1998 was more dramatic than the fall in orders due to the long term nature of many of the contracts under which Huntingdon does business, and reflected the steep reduction in orders in 1997. Revenues at (pound)52.6 million in 1998 were 17% down from 1997 revenue of (pound)63.7 million. The Company's operating capacity, which had increased modestly in 1997 before the full impact of the order rate decline was felt, was reduced throughout the year through natural attrition and the closure of the Wilmslow Research Centre. However, new management believed that further reductions were appropriate to align staffing with the reduction in revenues which the Company had experienced, and in December 1998 a cost reduction programme was announced. This included the elimination of approximately 150 positions and the rationalisation of capabilities within the UK. This programme is intended to reduce the total cost base by approximately (pound)6 million per annum.

Overall operating costs (before exceptional items) in 1998 were up (pound)0.7m to (pound)65.9m (1% up on 1997) and losses prior to exceptional items and interest increased from (pound)1.5m to (pound)13.3m.

Exceptional losses during the year were(pound)14.9 million (1997:(pound)1.4 million). These arose from

(i) Closure of the Group 's UK site at Wilmslow and write down of related assets. Redundancy and related costs amount to (pound)0.3 million and asset write down (pound)2.9 million.

(ii)The  December  1998  cost  reduction   programme   designed  to  rationalise
    capabilities in the UK. The cost of this programme is (pound)3.5 million including asset write offs of (pound)0.5 million.

(iii) The write off of the unamortised balance of the goodwill arising on the acquisition of businesses in 1995 of (pound)7.3 million. Following the decline in revenues and the successful integration of the businesses this no longer has any intrinsic value

(iv) A review of asset values in the UK resulting in accelerated depreciation of (pound)0.9million.

Net interest expense rose by (pound)1.9 million (51%) to (pound)5.5 million in 1998. In part this arose from the increase in net bank debt during 1997 and a further increase in the first eight months of 1998. (At March, 31 1997 net bank debt was (pound)13.5 million and peaked in August 1998 at approximately (pound)25 million). In addition the need to review the facility in February 1998 and August 1998, coupled with the complete renegotiation of the facility in September 1998, led to charges of (pound)1.2 million in respect of the facility during 1998 (1997: (pound)0.1 million).

Taxation relief on losses at (pound)9.0 million represent relief at 27% versus the UK statutory rate of 31%. This reduction arises primarily from the lack of relief on the write off of goodwill.

Overall the net loss at (pound)24.4 million is (pound)21.5 million higher than the net loss of (pound)2.9 million reported in 1997. Net loss per share has risen from 2.6p for 1997 to 13.8p for 1998.

UK GAAP Reconciliation

The Group reports primarily in UK GAAP as it is incorporated in the UK and the majority of its operations and assets are based in the UK. These financial statements are presented in US GAAP in order to provide additional information to the Group's US investors.

A reconciliation between the results announced in the UK (under UK GAAP) to those presented in these financial statements is shown below:

                                           1997                   1998
                                    (pound)'000             (pound)'000
Net loss per UK GAAP                     (5,312)                (24,863 )
Recognition of pension costs              (247)                   (676)
Goodwill                                  (194)                 (7,342 )
Revaluation reserve                       (119)                     -
Deferred taxation                         2,990                   8,444
                                                              --------------
                                      ---------------
Net loss per US GAAP                     (2,882)                (24,437)
                                      ---------------         --------------

The principal differences arise as follows

(i) Deferred Income Taxes:- Under UK GAAP, a provision for deferred taxes is not required on timing differences that are not expected to result in a tax liability in the future. US GAAP requires that a deferred tax provision is made for all significant timing differences, using the liability method.
(ii)Goodwill:- Under UK GAAP, purchased goodwill has been written off directly to reserves. US GAAP requires that goodwill is capitalised, and written off over its useful life to the profit and loss account. In subsequent years, goodwill carried forward is assessed based on its fair value and any permanent impairment is written off at the time it is identified.
(iii) Pension Cost. Under UK GAAP, the pension costs charged to the profit and loss account are calculated in accordance with SSAP24. Under US GAAP, the pension costs charged to the profit and loss account are calculated in accordance with FAS87.

12 months ended December 31, 1997 compared with the 12 months ended December 31, 1996.

Huntingdon's revenues declined(pound)9.9 million (13%) to(pound)63.7 million in the 12 months ended December 31, 1997 from(pound)73.6 million in the previous year.

Following the allegations of malpractice made in the UK and USA study starts were lower than expected due to both delay and cancellation of studies and due to a significant reduction in orders for new studies.

Historically the business has been subject to study sponsors occasionally requesting study delays, deferrals or postponements. However, in the past the study sponsor was often able to bring forward an alternative test material from its research pipeline and, on occasions Huntingdon also had the flexibility to bring forward a study from its backlog. However, during 1997, due primarily to the allegations, study sponsors were unwilling to authorise early initiation of their studies and as a result delays, deferrals and postponements had a bigger impact on revenues than in previous years.

Total orders in 1997 at (pound)58.5 million compare with (pound)76.4 million in 1996, a decrease of 24%. Huntingdon's results announced for the 3 months ended March 31, 1997 were comparable with the strong first quarter in the prior year. However , as a result of the impact of the allegations there followed a sudden and significant fall in orders which, setting aside July 1997, didn't show any recovery until the fourth quarter 1997.

Costs (excluding exceptional items) increased from (pound)61.8 million in 1996 to (pound)65.2 million in 1997, or by 5.5%. This increase included half a year's operation at the Wilmslow site and also the costs of staffing up the new chemistry facility at Princeton ready for operation in June 1997. As costs largely comprise fixed expenditure on payroll, facilities and infrastructure, in the short term a fall in revenue has a direct impact on profitability. The operating loss (before exceptional items) was (pound)1.5 million in 1997 compared to a profit of (pound)11.8 million in 1996.

Exceptional losses during the year were (pound)3.5 million and related to resolving issues arising from the allegations of malpractice. The exceptional gain of (pound)2.1 million in 1997 represents Huntingdon's share, after provision for costs and liabilities, of the expected cash distribution from the joint administrators of the Travers Morgan Group to secured and unsecured creditors.

Overall the net loss at(pound)2.8 million compared to a net profit of (pound)7.9 million in 1996. Net loss per share was 2.6p (1996 earnings per share 7.3p).


LIQUIDITY & CAPITAL RESOURCES

The poor trading results put a heavy strain on cash resources. Despite receipt of (pound)2.2 million from the administrators of Travers Morgan, other improvements in working capital of (pound)0.6 million and a refund of (pound)1 million UK corporation tax, cash absorbed by operations totalled (pound)9.5 million in 1998. This utilised the Company's available facilities.

The Company's bankers provided extra facilities of (pound)5 million and a bridging facility of (pound)1 million in the first nine months of 1998 however these facilities, in line with the other bank debts of the Company, were repayable on demand. Given the medium to long term element of many of the Company's activities and the reluctance of clients to place new work until the Company's finances were stabilised, the Company required a substantial injection of finance to both initially restore confidence and then to fund operations during the period until the Company returned to profitability.

On September 2, 1998 a Group of new investors subscribed (pound)15 million for 120 million ordinary shares whilst existing shareholders and institutional investors took up a further 57 million shares, contributing (pound)7.1 million. After expenses of (pound)1.7 million, the issue of shares raised (pound)20.4 million. On the same date the Company's bankers agreed to confirm and fix the Company's facilities at (pound)24.5 million until August 31, 2000. Accordingly bank debt is now shown within liabilities repayable after more than one year.

As at December 31, 1998 the bank facility is fully drawn down. Interest is payable in quarterly breaks at"LIBOR" plus 1.75 per cent per annum in respect of drawings up to (pound)19,500,000 and LIBOR plus 1 per cent in respect of drawings over (pound)19,500,000.The interest rate payable at December 31, 1998 is 8.422 per cent on (pound)19,500,000 and 7.672 per cent on (pound)5,000,000.

Of the (pound)20.4 million injected, (pound)13.3 million remained in hand on short term deposit as at December 31,1998. The (pound)7.1 million of funds absorbed were utilised as follows:

                                                            (pound)'million
Operating loss excluding exceptionals and depreciation           2.5
Exceptional items                                                0.8
Interest and bank charges paid                                   2.6
Bank bridging loan repaid                                        0.4
Non bank loans repaid                                            0.5
Capital expenditure                                              0.7
Working capital movements                                       (0.4)
                                                           ---------------
                                                                 7.1
                                                           ---------------

The remainder of the Company's long term finance is provided by Convertible Capital Bonds repayable in 2006. Bonds totalling $50 million were issued in 1991 and remained outstanding as at December 31, 1998. The Bonds carry interest at 7.5%, payable at six-monthly breaks in March and September. The conversion rate, which is based upon a fixed rate of exchange of (pound)1.00=US $1.6825 is 242.3 pence per Ordinary Share and is subject to adjustment in certain circumstances.

In addition (pound)3.3 million of the consideration payable for the purchase of the Wilmslow Research Centre (acquired in 1997) remained outstanding as at December 31, 1998. This debt bears no interest and although (pound)2 million is repayable in quarterly instalments in 1999 and (pound)1.3 million is repayable in 2000, the full amount is classed as due within one year as the Company's intention is to sell the site. Such a disposal would render the debt repayable upon demand.

Cash available for capital expenditure during the year was limited and additions to fixed assets were only (pound)2.4 million. This expenditure was prioritised toward improvements in data capture systems and animal welfare enhancements.

YEAR 2000

The Group utilises software and related computer technologies in the provision of services to clients. These technologies are an essential part of its operations and since 1996 the Group has been implementing a strategy to replace its computer infrastructure, software applications and equipment to ensure that all critical services and controls will operate efficiently, on and after January 1, 2000.

In the UK the strategy is being executed under the guidance of a Year 2000 Committee, currently chaired by the Finance Director. This Committee comprises representatives from all areas of the Group's UK operations and reports back on a regular basis to both executive management and the Board of Directors. In the US the strategy is being executed by local management reporting into the US president, who in turn reports back on a regular basis to executive management in the UK and hence to the Board of Directors.

State of readiness

The strategy is broken down into a number of key phases.  These are as follows:-

o    Confirmatory audit of all software, electronic and electrical equipment.

o Questionnaires sent to all known suppliers of software, electronic and electrical equipment for information on status of Year 2000 compliance supported by supplier audits where appropriate.

o Assessment of all software, electronic and electrical equipment to identify those critical to the business.

o Testing of items identified as critical to the business for Year 2000 compliance, where practical.

o Corrective actions to ensure items are Year 2000 compliant, including contingency plans where appropriate.

The confirmatory audit is intended to cover all of the Group's software, electronic and electrical equipment including computer related hardware, network equipment, computer related software (internally and externally written) telephones, scientific instrumentation and other equipment (including environmental control systems). Thisaudit together with the subsequent assessment of risks to the business through failure of critical systems or equipment is substantially complete and testing is underway.

Most of the major software systems supporting the Group's business were identified and assessed last year. Where the systems in use were not Year 2000 compliant corrective actions, including the implementation of new software packages, are underway.

In addition to the questioning and auditing of software, electronic and electrical equipment suppliers, the Group is conducting an assessment of other material third party relationships for Year 2000 compliance. These third parties include utility companies and specific product suppliers, such as animal feed and laboratory consumables suppliers. These suppliers are being requested to provide the details of their Year 2000 compliance programme. In addition contingency plans are being formulated where there is a high risk of disruption to the Group's business or where there is an impact on animal welfare due to a Year 2000 problem at these suppliers.

While the Group is taking steps to raise awareness of the Year 2000 issue among its customers, the Group does not believe it is appropriate to require customers to certify their Year 2000 compliance. For the fiscal year ended December 31, 1998 the Group had no single customer which accounted for more than 5% of its net revenues.


Cost of Year 2000 project

Since 1996 the Group has incurred costs relating to the Year 2000 project and expects to continue incurring such costs through to the end of 2000. These costs fall into two categories, amounts that are or will be expensed as incurred (such as payroll costs of individuals working on the project, the costs of external consultants assisting on the project but not engaged on major software projects due to be capitalised, and the write off of the book value of non Year 2000 compliant assets) and amounts that will be capitalised and depreciated over the useful lives of the associated assets (the purchase price of new hardware, software and other equipment acquired to replace existing hardware, software and other equipment that is not Year 2000 compliant).

The Group currently estimates that the amounts that have or will be expensed as incurred over the three year period to December 31, 2000 will total between (pound)850,000 and (pound)950,000 of these amounts a total of (pound)10,000 has been incurred and expensed in the year to December 31, 1998. The amounts that will be capitalised will be primarily incurred in the two years to December 31, 1999 are estimated at (pound)2,100,000 of this (pound)275,000 has been incurred in the year to December 31, 1998.


Risk of Year 2000 problems

The Group has identified the following major potential risks resulting from Year 2000 problems. All would result in disruption to existing and future studies and have an adverse impact on the health and well being of animals. The subsequent impact on business and cash flow could have a material adverse effect on the Group's financial condition.

o  The loss of power and utility services

o The inability to obtain timely and sufficient laboratory supplies and animal feed

o The failure or malfunction of computer hardware, software and technology embedded in scientific and other equipment.

In addition major disruption to customers' business due to Year 2000 problems could have a major impact on the Group's cashflows and financial condition

Contingency Plans

The Group has developed or is in the process of developing contingency plans for processes and supplies that are critical to its operations and that are dependent on computer software, hardware and embedded technology, where it is not possible to confirm that the underlying technology is Year 2000 compliant, or where it is not possible to upgrade the technology to Year 2000 compliance.

Contingency plans include the utilisation of back-up generators for power supplies; identifying alternative suppliers for reagents, animal feed and other supplies or stock piling supplies where appropriate; and increased manning over the new year to operate systems manually in the case of failure.

Those plans not yet in place will be developed on a case by case basis with a target completion date of June 30, 1999. Contingency plans themselves, however, are subject to variables and uncertainties and therefore there can be no assurance that the Group will correctly anticipate the level, impact or duration of non compliance of computer hardware, software, systems or customers or suppliers/service providers or that its contingency plans will be sufficient to mitigate the impact of non-compliance. Thus, there can be no assurance that the Year 2000 problem, even after giving effect to the implementation of applicable contingency plans, will not occur and that such an occurrence could leave a material adverse impact on the Group's business, financial condition, results of operations and cashflows.

EXCHANGE RATE FLUCTUATIONS AND EXCHANGE CONTROLS

In 1998 following the slight strengthening of sterling against the US dollar, net liabilities denominated in US dollars (mainly $50 million Bonds) have decreased in value on consolidation to sterling. This does not affect the cashflow of Huntingdon but has decreased the reported loss before tax, accounting largely for the unrealised gain on exchange of (pound)0.3 million reported in these results. This compares with an exchange loss in 1997 of (pound)1.1 million.

Interest on the Bonds is payable half-yearly (in March and September) in US dollars and the impact of fluctuations in the exchange rate between sterling and US dollars is offset by US dollar denominated revenues receivable by Huntingdon. Although reported results have been affected by conversion into sterling of the Bonds on consolidation and there may be an impact in the future, the Directors have decided not to hedge against this exposure. Such a hedge might impact upon Huntingdon's cash flow compared with movements on the Bonds which do not affect cash flow in the medium term.

Huntingdon operates on a worldwide basis and generally invoices its clients in the currency of the country in which it operates. Thus, for the most part, exposure to exchange rate fluctuations is limited as sales are denominated in the same currency as costs. Trading exposures to currency fluctuations do occur as a result of certain sales contracts, performed in the UK for US clients, which are denominated in US dollars and contribute approximately 14% of total revenues. Huntingdon has not experienced difficulty in transferring funds to and receiving funds remitted from those countries outside the US or UK in which it operates and Management expects this situation to continue.

Whilst the UK has not at this time entered the European Monetary Union, the Company has ascertained that its financial systems are capable of dealing with Euro denominated transactions. In addition upgrades which are currently underway (to ensure that the financial systems are Year 2000 compliant) will ensure that the Company, if ever required to do so, will be able to report in Euro's.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

The Articles of Association of the Company provide that, unless and until otherwise determined by ordinary resolution passed at a general meeting of the Company, the directors shall be not less than two in number and there shall be no maximum number of directors. The Company may by ordinary resolution passed at a general meeting of the Company appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board of directors. Any director appointed by the board of directors holds office only until the next following general meeting and shall then be eligible for re-appointment but he is not taken into account in determining the directors or the number who are to retire by rotation at such meeting. At every annual general meeting one third of the directors (being those who do not wish to be re-appointed or who have been the longest in office since their last appointment) must retire from office. Directors so retiring may be removed from office by resolution of the shareholders. The Board appointed A H Baker, B Cass, F W Bonner and J T Griffiths as Directors on September 2, 1998, September 17, 1998, September 17, 1998 and April 16, 1999 respectively. M Sandford, C M Macdonald, C F Cliffe, LO Rice and R E H Slater resigned as Directors on April 16, 1999, January 31, 1999, December 31, 1998, September 2, 1998 and 15 May, 1998 respectively. The table below sets forth certain information with respect to the directors and executive officers of the Company as at April 16, 1999:

Name                 Office Held                                     Appointed
Andrew H Baker       Director                                         1998
                     Chairman of the Board                            1998
Brian Cass           Director                                         1998
                     Managing Director/Chief Operating Officer        1998
Frank W Bonner       Director                                         1998
                     Director of Science and Technology               1998
John Caldwell        Director                                         1997
Julian T Griffiths   Director                                         1999
                     Finance Director                                 1999
Roger A. Pinnington  Director                                         1994
Susan G Hide         Secretary                                        1998

No director or executive officer has a family relationship with any other director or executive officer.



ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

In the 12 months  ended  December  31, 1998 the  aggregate  compensation  of the
executive   directors   and   officers  as  a  group,   paid  or  accrued,   was
(pound)1,065,147.

The services of Mr Baker are provided through a management services agreement with Focused Healthcare Partners ("FHP"), the vehicle through which Mr Baker provides his services. The agreement provides for a minimum notice of termination by the Company of twelve months.

Mr Cass has a service contract providing for a minimum notice of termination by the Company of two years, following an initial fixed period of twelve months. The contract provides for liquidated damages amounting to two years' basic salary and an amount equal to twice the annual average of bonuses, if any, received during the two financial years of the Company immediately preceding a change of control of the Company (as defined in the service contract) in the event of termination in certain circumstances. The Board has determined that both the period of notice required for termination of Mr Cass' contract and the change of control provisions are warranted by Mr Cass' value to the Company.

Dr Bonner and Mr Griffiths each have service contracts providing for a minimum notice of termination by the Company of twelve months.

The services of Mr Pinnington are provided through a consultancy agreement with Harford Consultancy Services Ltd ("Harford") a company owned and operated by Mr Pinnington. The agreement provides for a notice of termination by the Company of one month. Messrs Baker, Cass, Griffiths and Pinnington and Dr Bonner retire at the Annual General Meeting but will offer themselves for re-election. The Company operates a discretionary bonus plan for executive directors and key managers of Huntingdon based upon improvements to operating income and achievement of pre-defined targets. Bonus awards to directors and officers are administered by the Remuneration Committee. The Committee believes that the discretionary bonus payments to Mr Cliffe in 1996 and to Mr Rice, Prof.Caldwell and Mr Baker in 1998 reflects their respective contribution to the development of Huntingdon. No bonus awards were made in respect of 1997.

The following table shows the remuneration of Directors in the 12 Months ended December 31, 1998, December 31, 1997, and December 31, 1996;

Name of Director                  1996          1997    Salary/Fee           Pension  Other            Other          1998
----------------                  ----          ----    ----------           -------  ------           -----          ----
                                                                                      payments
                             12 Months     12 Months                   Contributions                Benefits     12 Months
                             ---------     ---------                   -------------                --------     ---------
                              (pound)       (pound)         (pound)         (pound)     (pound)      (pound)       (pound)
Mr A H Baker  (i), (iii)             -             -        50,000                 -      60,000      19,231       129,231
Mr F W Bonner (i)                    -             -        40,444             2,022           -           -        42,466
Mr B Cass (i)                        -             -        46,695            15,565                  11,207        73,467
Mr C F Cliffe (iii)            261,858       238,877       187,200            25,200     250,000      17,500       479,900
Dr C M Macdonald                     -         3,787        98,000             9,000           -       9,000       116,000
Mr M Sandford                        -        63,679        70,000             7,700                   9,000        86,700
Mr R A Pinnington               86,936        86,768        57,096                 -           -      10,320        67,416
Prof. J Caldwell  (iii)              -         2,000        20,000                 -       9,000           -        29,000
Mr L O Rice (iii)               20,000        20,000        13,467                 -      20,000           -        33,467
Mr R E H Slater (ii)            20,000        20,000         7,500                 -           -           -         7,500

(i)      From appointment
(ii)     In addition, professional fees amounting to (pound)Nil (12 months ended
         December 31,  1997(pound)40,954  ; 12 months ended  September 30, 1996:
         (pound)58,608)  were paid to  Simmons &  Simmons,  the firm in which Mr
         Slater is a partner, in
         respect of the period  ended May 15, 1998.
(iii)    The other  payments to Mr Rice,  Prof.  Caldwell and Mr Baker are bonuses.
         The other  payment  to Mr Cliffe is in  respect of the termination of his employment.

The following table shows the pensions benefits (excluding additional voluntary contributions and inflation) earned by Directors in the Huntingdon Scheme in the 12 months ended December 31, 1998:

     Name of Director       Increase in accrued pension      Transfer value of     Accumulated total accrued pension
                                  during the year              increase (i)                 at year-end (ii)
                                     (pound)                     (pound)                      (pound)
Mr C F Cliffe                          3,001                      31,668                         16,790
Dr C M Macdonald                       2,491                      32,160                         5,633
Mr M Sandford                          1,549                       9,733                         7,975

 (i)     Calculated in accordance with Actuarial Guidance Note GN11

(ii)     Payable annually on retirement

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT

The Unapproved Share Option Plan. On April 8, 1983, the Company adopted the Unapproved Share Option Plan (the "Unapproved Plan") pursuant to which options to acquire Ordinary Shares may be granted to any person who is required to devote substantially the whole of his time (being not less than 25 hours per week) to serve as a Director or employee of the Company or one of its subsidiaries. The maximum number of Ordinary Shares which may be issued under the Unapproved Plan according to the rules thereof is 10% of the issued share capital of the Company from time to time, less options outstanding under the Approved Plan from time to time.
 An option granted pursuant to the Unapproved Plan may be exercised two years after the grant in respect of not more than 50% of the Ordinary Shares subject to the option. An option may be exercised in full between three and seven years after the grant in respect of the unexercised balance of the Ordinary Shares subject to the option. Options may be exercised earlier in certain specified circumstances, including a change in control of 25% or more of the outstanding Ordinary Shares of the Company. The Approved Management Share Option Plan. On January 29, 1985, the Company adopted a second share option plan, the Approved Management Share Option Plan (the "Approved Plan"), which has been approved by the Board of Inland Revenue (the "Inland Revenue") pursuant to the Finance Act 1984. The rules of the Approved Plan broadly follow those of the Unapproved
Plan, except that an option may be exercised, subject to certain exceptions, only between three and ten years after it is granted. Pursuant to the Approved Plan, options to acquire Ordinary Shares may be granted to any Director or employee of the Company whose terms of employment require him to work for at least thirty-seven and one-half hours per week. Approval of the Approved Plan by the Inland Revenue means that important personal tax concessions are available to participants who reside in the U.K. The maximum number of Ordinary Shares which may be issued under the Approved Plan according to the rules thereof is 10% of the issued share capital from time to time, less options outstanding under the Unapproved Plan from time to time. Both the Unapproved Plan and the Approved Plan terminated on December 31, 1997 with respect to the grant of new options. Options outstanding at that date are not affected by such termination. The grant of options under both the Unapproved Plan and the Approved Plan was a matter for the discretion of the Board of Directors of the Company. The consideration payable to the Company for the grant of an option to acquire Ordinary Shares was the sum of (pound)1. The exercise price per share at which an option may be exercised is equal to the average of the middle market quotations on the International Stock Exchange of the United Kingdom and Republic of Ireland Ltd. for the Ordinary Shares on the five dealing days prior to the date of grant or, if no established market in the Ordinary Shares exists, the fair value of an Ordinary share as determined by the Board. Generally, an option may not be exercised unless at the date of exercise the participant is then, and has been continuously since the grant of the option, in the full-time employ of the Company. This rule, however, is subject to alteration in specific cases at the discretion of the Board.

Other share options

At the Extraordinary General Meeting held on September 2, 1998 the Shareholders approved a new option scheme and a separate Option Agreement with Mr Baker:
(a)The Huntingdon Life Sciences Group Unapproved Share Option Scheme (the Unapproved Share Option Scheme) , under which 8,500,000 Founder Options had been granted but not relinquished or exercised as at December 31, 1998 at an option price of 12.5p per Ordinary Share. The Options may be exercised from the third anniversary of the date of the grant subject to the share price reaching the following pre-determined targets for a period of seven consecutive dealing days at any time after January 1, 1999.

           Target price per share       Proportion of options exercisable
                  25p                               25%
                  50p                               50%
                  75p                               75%
                 100p                              100%

Options, other than Founder Options, are available for grant under this Scheme and are generally exercisable between the third and tenth anniversary of the date of grant subject to the attainment of performance related conditions.

All Options lapse on the tenth anniversary of the date of the option grant.

(b) An Option Agreement under which Andrew Baker was granted Options over 5,000,000 Ordinary Shares of 5p in the Company, the principal terms of which are the same as those applicable to the Founder Options referred to above.


Any US subsidiary of the Company, which received the services in respect of which an option was granted, will be entitled to a deduction in an amount equal to the compensation taxable to the optionee, in computing its U.S. Federal income tax. Generally this is in the calendar year in which the optionee is deemed to have received such compensation.



Under the terms of the various share option arrangements the following options to purchase Ordinary Shares in the Company have been granted (net of expired options) but not exercised as of April 16, 1999:

 (i)     The Unapproved Share Option Plan

Date of Grant          Number of shares    Option Price     Expiry Date
                          allocated
--------------------- ------------------- ------------------ ----- ------------

December 18, 1995         189,550        (pound)0.77        December 17, 2002
November 21, 1996         140,000        (pound)0.95        November 20, 2003
November 21, 1996          60,000              $1.60        November 20, 2003
December 1, 1997          100,000        (pound)0.50        November 30, 2004
December 31, 1997       1,097,570       (pound)0.465        December 30, 2004
December 31, 1997         680,000              $0.77        December 30, 2004


(ii)     The Approved Management Share Option  Plan

Date of Grant          Number of shares    Option Price      Expiry Date
                          allocated
----------------------------------------- ------------------ ----- ------------

February 13, 1995          302,500        (pound)0.49        February 12, 2005
December 11, 1995          795,000        (pound)0.78        December 10, 2005
December 11, 1995          130,000              $1.19        December 10, 2005
December 18, 1995          171,450        (pound)0.77        December 17, 2005
November 21, 1996          565,000        (pound)0.95        November 20, 2006
December 31, 1997          580,000       (pound)0.465        December 30, 2007

(iii)    The Unapproved Share Option  Scheme and Mr. Baker's Option Agreement

Date of Grant           Number of shares   Option Price      Expiry Date
                          allocated
------------------------------------------- ------------------ ----- ---------

September 2, 1998          5,000,000       (pound)0.125      September 1, 2008
December 3, 1998           7,000,000       (pound)0.125      December 2, 2008
December 31, 1998          1,000,000       (pound)0.125      December 30,2008
March 29, 1999             2,000,000      (pound)0.1925      March 28, 2009


In the period since options to acquire shares have been capable of being exercised to April 16, 1999, options for 3,798,856 shares have been exercised and the shares issued. The total number of options held by Directors and Officers as a group as at April 16, 1999 is 11,100,000.

The following table shows the number of share options held by Directors as at April 16, 1999:

Date of Grant         Number Granted      Exercise Price     Date First Exercisable    Expiry Date
-------------         --------------      --------------     ----------------------    -----------
A H Baker
---------
September 2,1998       5,000,000          (pound)0.125        September 2, 2001         September 1,2008
F W Bonner
----------
December 31, 1998      500,000            (pound)0.125        December 31, 2001         December 30, 2008
December 1, 1997       100,000            (pound)0.50         December 1, 1999          November 30, 2004
B Cass
------
December 3, 1998       5,000,000          (pound)0.125        December 3, 2001          December  2, 2008
J T Griffiths
-------------
March 29, 1999         500,000            (pound)0.1925       March 29, 2002            March 28, 2009




ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There have been no material transactions during the 3 years prior to the date of this report to which any director or officer or 10% shareholder was a party. There is no outstanding indebtedness to the Company by any director or officer or 10% shareholder.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

None.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

At an Extraordinary General Meeting on September 2, 1998 shareholders approved a subscription of 120,000,000 shares and a placing and open offer of 57,003,431 shares at 12.5 pence . The shares not taken up by existing qualifying shareholders were placed by Kleinwort Benson Securities Limited with institutional investors in the UK. These transactions raised (pound)20.39M net of expenses. The issue discount before expenses was 36 per cent as compared with
19.5 pence per share, being the London Stock Exchange middle market price at the time the issue price was agreed. However, the issue price before expenses represented a 6 per cent discount to the price of the Company's ADR's on the New York Stock Exchange at the time that the price was agreed. Dealings commenced in these new Ordinary shares on 3 September, 1998 and the discount at that time was 11 per cent as compared with the then prevailing middle market price of 14p on the London Stock Exchange.

On May 15, 1998, at the Annual General Meeting, the directors were empowered by Special Resolution of the Shareholders to allot Ordinary Shares pursuant to
Section 95 of the Companies Act 1985 as if Section 89 (1) of that Act did not apply. As a result the directors are authorised to issue shares, within the general authority granted, other than pro-rata to existing shareholders. Such power is limited to the allotment of Ordinary Shares (a) in connection with a rights issue in favour of Ordinary shareholders of the Company (so allowing the Company to make alternative arrangements for shareholders in overseas jurisdictions to whom shares cannot be offered without compliance with onerous securities legislation) or (b) without restriction for cash up to an aggregate nominal amount of (pound)285,017 (equal to 5,700,340 Ordinary Shares of 5 pence each). This power expires on the conclusion of the next Annual General Meeting of the Company.

On September 2, 1998, at the Extraordinary General Meeting, the directors were empowered by Special Resolution of the Shareholders to allot Ordinary Shares pursuant to Section 95 of the Companies Act 1985 as if Section 89 (1) of that Act did not apply. As a result the directors were authorised to issue shares, within the authority granted, other than pro-rata to existing shareholders. Such power is limited to the allotment of Ordinary Shares in connection with the Subscription, Placing and Open Offer and the Option Agreement up to an aggregate nominal amount of (pound)9,100,172 (equal to 182,003,431 Ordinary Shares of 5 pence each). This power is in addition to the power granted at the Annual General Meeting on May 15, 1998 and expires at the conclusion of the next Annual General Meeting of the Company.



                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See Item 19 for a list of financial statements filed under Item 18.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)      Index to Financial Statements
                                                                         Page

         Report of Independent Auditors................................   F-1
         Consolidated Income Statements  ..............................   F-2
         Consolidated Balance Sheets ..................................   F-3
         Consolidated Statement of Changes in Shareholders' Equity.....   F-4
         Consolidated Statement of Cash Flows..........................   F-5
         Notes to the Consolidated Financial Statements................   F-6

(b)      Exhibit No.       Description of Exhibit

         1.1     --        An agreement  dated August 7, 1998 between,  inter
                           alia, the Company, Huntingdon  Life Sciences Limited,
                           Huntingdon Life Sciences Inc. and National
                           Westminster Bank PLC replacing the facilities
                           agreement dated November 1, 1995 relating to a
                           revolving loan facility of(pound)24,500,000
         1.2     --        A bridging  facility  being made  available by
                           National  Westminster  Bank PLC in favour of the
                           Company and
                           Huntingdon Life Sciences Limited.
         1.3               -- An agreement between the Company,  Huntingdon Life
                           Sciences  Limited,  Huntingdon Life Sciences Inc. and
                           various  banks  replacing  the  third   intercreditor
                           agreement between the parties dated March 17,1998.
         1.4     --        Third Supplemental Deed dated August 7, 1998 between
                           the Company and National Westminster Bank PLC.
         1.5     --        Third Supplemental Deed dated **** between Huntingdon
                           Life Sciences Inc. and National Westminster Bank PLC.
         1.6     --        Third Supplemental Deed dated August 7, 1998 between
                           Huntingdon Life Sciences Ltd and National Westminster
                           Bank PLC.
         2.1     --        Deed of  variation  dated **** to the Service
                           Contract dated March 15, 1993 between the Company and
                           Mr C F Cliffe.
         2.2     --        Service Contract dated August 7, 1998 between
                           Huntingdon Life Sciences Ltd and Mr M Sandford.
         2.3     --        Service  Contract dated August 7, 1998 between
                           Huntingdon Life Sciences Ltd and Dr   C M Macdonald.
         2.4     --        Deed of  variation  dated  August 7, 1998 to the
                           Contract dated March 20, 1995 as amended on
                           December  23, 1995 between the Company, Harford
                           Consultancy Services Limited and Mr R Pinnington.
         2.5     --        A letter of appointment dated August 7, 1998 between
                           the Company and Professor J Caldwell.
         2.6     --        A Management Services Agreement dated August 7, 1998
                           between the Company and Focused Healthcare Partners.
         2.7     --        A Deed of Undertaking between the Company and Andrew
                           Baker.
         2.8     --        Service Contract dated *** between the Company and
                           Mr B Cass.
         2.9     --        Service Contract dated *** between the Company and
                           Mr J Griffiths.
         2.10    --        Service Contract dated *** between the Company and
                           Dr F Bonner.
         3.1     --        An agreement between the Company, the Directors and
                           various investors dated August 10, 1998 under which
                           the investors agree to subscribe for, collectively,
                           120,000,000 New Shares.
         3.2     --        An agreement between the Company and Kleinwort Benson
                           Limited dated August 10, 1998, under which Kleinwort
                           Benson Limited agreed to  subscribe  or to procure
                           subscribers for those New Shares not taken up by the
                           Company's shareholders under the Open Offer, with
                           letter dated September 1, 1998 confirming certain
                           alterations.
         3.3     --        A Deed of Variation dated August 6, 1998 between
                           Ciba-Geigy plc, Huntingdon Life Sciences Limited and the Company supplemental to an agreement dated
                           March 14, 1997.




                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                         HUNTINGDON LIFE SCIENCES GROUP plc

                                                    (Registrant)





By:     /s/ Brian Cass


Name:    Brian Cass

Title:   Managing Director/Chief Operating Officer

Date:    April 30, 1999

REPORT OF INDEPENDENT AUDITORS


To the Board of Huntingdon Life Sciences Group plc


We have audited the accompanying consolidated balance sheets of Huntingdon Life Sciences Group plc and subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements and the financial statements schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huntingdon Life Sciences Group plc and subsidiaries as of December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.





Arthur Andersen



Chartered Accountants

Cambridge

England

April 30, 1999


 Consolidated Income Statements
                                                       Year Ended December, 31
                                                  1996             1997               1998
                                           (pound)'000      (pound)'000        (pound)'000
Revenues                                        73,564           63,689             52,616
Cost of sales                                   53,867           56,136             56,739
                                           ------------     ------------       ------------
Gross profit/(loss)                             19,697            7,553            (4,123)
Selling and administrative expenses              7,898            9,069              9,200
Exceptional loss                                     -            3,549             14,911
                                           ------------     ------------       ------------
Operating profit/(loss)                         11,799          (5,065)           (28,234)
Interest income                                    400              546                375
Interest expense                               (4,428)          (4,197)            (5,882)
Other income                                     2,319            1,001                321
                                           ------------     ------------       ------------
Income/(loss) before income taxes          -----------         (7,715 )          (33,420 )
                                                10,090
Income taxes                                   (2,219)            4,833              8,983
                                           ============     ============       ============
Net income/(loss)                                7,871          (2,882)          (24,437 )
                                           ============     ============       ============

Earnings/(loss) per share
 -basic                                   (pound)0.073      (pound)(0.026)     (pound)(0.138)
 -diluted                                 (pound)0.060                -                  -
                                                 (000)            (000)              (000)
Weighted average shares outstanding
 -basic                                        108,492          112,935            177,200
 -diluted                                      118,983                -                  -

The accompanying notes are an integral part of these Consolidated Income Statements.

Consolidated Balance Sheets

                                                                       December, 31
                                                                      1997             1998
                                                               (pound)'000      (pound)'000
ASSETS
Current Assets:
Cash and cash equivalents                                              443           14,080
Accounts receivable net of allowance
for uncollectible amounts of(pound)111,000                           7,300            7,791
(1997 (pound)75,000)
Amounts recoverable on contracts                                     4,318            4,060
Inventories                                                          1,272            1,137
Prepaid expenses and other                                           3,461            1,441
Income taxes recoverable                                               435                -
Deferred  income taxes                                                 202              873
                                                               ------------     ------------
Total current assets                                                17,431           29,382
                                                               ------------     ------------
Property, Plant and Equipment:
Cost                                                               130,339          132,552
Less accumulated depreciation and amortisation                      46,621           57,136
                                                               ------------     ------------
                                                                    83,718           75,416
                                                               ------------     ------------
Goodwill
Cost                                                                 7,752            7,752
Less accumulated amortisation                                          410            7,752
                                                               ------------     ------------
                                                                     7,342                -
                                                               ------------     ------------
Investments                                                            154              154
Unamortised costs of raising long term debt                          1,015              882
Deferred income taxes                                                2,801            4,303
                                                               ============     ============
Total Assets                                                       112,461          110,137
                                                               ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Trade payables, accrued expenses and
accrued payroll and benefits                                        10,957           11,826
Short term debt                                                     20,035            4,116
Fees invoiced in advance                                             7,847            8,340
                                                               ------------     ------------
Total current liabilities                                           38,839           24,282
                                                               ------------     ------------
Long term debt                                                      33,691           54,688
                                                               ------------     ------------
Other long term liabilities                                          1,013            2,571
                                                               ------------     ------------
                                                               ------------     ------------
Deferred income taxes                                               21,556           15,285
                                                               ------------     ------------
Shareholders' Equity: 5p Ordinary Shares;
Authorised-at December 31, 1998 400,000,000
(1997, 140,000,000);
Issued and outstanding-at 31 December, 1998 291,010,294
(1997, 114,006,863)                                                  5,700           14,550
Share premium                                                       13,672           25,100
Retained earnings                                                  (2,010)         (26,339)
                                                               ------------     ------------
Total Shareholders' Equity                                          17,362           13,311
                                                               ------------     ------------
                                                               ============     ============
Total Liabilities and Shareholders' Equity                         112,461          110,137
                                                               ============     ============


The accompanying notes are an integral part of these Consolidated Balance Sheets


Consolidated Statement of Changes in Shareholders' Equity

                                                 Ordinary        Share         Retained
                                                  Shares        Premium        Earnings        Total
                                                (pound)'000    (pound)'000    (pound)'000    (pound)'000
Balance, December, 31, 1995                            5,421       32,845       (31,665)          6,601
Net income for year                                        -            -          7,871          7,871
Exercise of Share Options                                  8          106              -            114
Transfers                                                  -     (24,558)         24,558              -
                                               --------------  -----------    -----------    -----------
Balance, December, 31, 1996                            5,429        8,393            764         14,586
Net income for year                                        -            -        (2,882)        (2,882)
Exercise of Share Options                                  1            9              -             10
Issue of shares                                          270        5,378              -          5,648
Transfers                                                  -        (108)            108              -
                                               --------------  -----------    -----------    -----------
Balance, December, 31, 1997                            5,700       13,672        (2,010)         17,362
Net income for year                                        -            -       (24,437)       (24,437)
Issue of shares                                        8,850       11,536              -         20,386
Transfers                                                  -        (108)            108              -
                                               ==============  ===========    ===========    ===========
Balance, December, 31, 1998                           14,550       25,100       (26,339)         13,311
                                               ==============  ===========    ===========    ===========


The authorised share capital of the Company as at December 31, 1995, December 31, 1996 and December 31, 1997 was (pound)7,000,000, comprising 140,000,000 ordinary shares of 5p each. This was increased in 1998 to (pound)20,000,000 comprising 400,000,000 ordinary shares of 5p each.

The share premium account is not distributable.

The accompanying notes are an integral part of this Consolidated Statement of Changes in Shareholders' Equity.


Consolidated Statements of Cash Flows
                                                                Year Ended December, 31
                                                          1996           1997          1998
                                                        (pound)'000    (pound)'000   (pound)'000
                                                          -----          -----         -----
Operating Activities:
Net income/(loss)                                            7,871        (2,882)      (24,437)
Adjustments to reconcile net income to
net cash provided by
operating activities
Depreciation and amortisation                                5,370          6,126        17,991
Amortisation of loan costs                                     215            201           133
Deferred income taxes                                          445        (3,113)       (8,444)
Provision for losses on accounts receivable                   (80)              1            36
Profit on sale of property, plant and equipment              (225)           (83)             -
Changes in operating  assets and  liabilities
net of effects  from  purchase of
subsidiary companies during year:
(Increase)/decrease in accounts receivable
and prepaid expenses                                          (870)         4,739         2,186
Decrease in inventories                                        138             38           135
Increase/(decrease) in accounts payable
and accrued expenses                                         3,309        (2,982)           869
salaries and wages and income taxes
(Decrease)/increase in fees invoiced in advance              (175)        (1,468)           493
(Decrease)/increase in other liabilities                   (2,265)            808         1,558
Net cash provided by operating activities
                                                       ------------   ------------  ------------
Investing activities:                                       13,733          1,385       (9,480)
                                                       ------------   ------------  ------------
Purchase of subsidiaries net of cash acquired              (1,904)              -             -
Purchase of property, plant and equipment                  (7,639)       (14,501)       (2,419)
Proceeds from sale of property, plant and equipment            304            205             5
Purchase of investments                                       (56)              -             -
                                                       ------------   ------------  ------------
Net cash used in investing activities                      (9,295)       (14,296)       (2,414)
                                                       ------------   ------------  ------------
Financing activities:
Proceeds from issue of ordinary shares                         114          5,658        20,386
Proceeds from long term borrowings                               -          3,800         5,205
Repayments of long term borrowings                         (1,532)           (32)         (551)
Proceeds from short term borrowings                              -              -           747
                                                       ------------   ------------  ------------
Net cash used by financing activities                      (1,418)          9,426        25,787
                                                       ------------   ------------  ------------
Effect of exchange rate changes on cash
and cash equivalents                                       (2,529)            891         (256)
                                                       ------------   ------------  ------------
(Decrease)/increase in cash and cash equivalents(B)            491        (2,594)        13,637
Cash and cash equivalents at beginning of year(B)            2,546          3,037           443
                                                       ------------   ------------  ------------
Cash and cash equivalents at end of year(B)                  3,037            443        14,080
                                                       ------------   ------------  ------------

(A) Supplementary disclosures:
Interest received                                              377            421           335
Interest paid                                              (3,889)        (4,434)       (5,717)
Income taxes (paid)/received                                 (625)           (98)           974


(B) Cash equivalents are deposits with a maturity of 3 months or less when purchased.
The accompanying notes are an integral part of these Consolidated Statements of Cash Flows.

Notes to the Consolidated Financial Statements

1. Basis of Financial Statements

These financial statements are not the Group's primary financial statements and do not constitute statutory accounts within the meaning of Section 227 of the Companies Act 1985 of Great Britain. Such statutory accounts for the years ended December 31, 1996 and 1997 have been and for the year ended December 31,1998 will be delivered to the Registrar of Companies for England and Wales. The auditors have issued unqualified audit reports on these accounts.

These financial statements are prepared in conformity with the accounting principles generally accepted in the United States ("US GAAP"). These US GAAP statements are prepared solely for the purposes of preparing the Annual Report on Form 20-F. They are presented in pounds sterling since the United Kingdom is the country in which the Company is incorporated.

The Group is a leading Contract Research Organisation, offering world-wide pre-clinical and non-clinical testing for biological safety and efficacy assessment which is necessary for the development of pharmaceuticals and chemicals. The company serves the rapidly evolving requirements to perform safety evaluations on new pharmaceutical compounds and chemical compounds contained within the products that man uses, eats, and is otherwise exposed to. In addition it tests the effect of such compounds on the environment and also performs work on assessing the safety and efficacy of veterinary products.

2. Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year ended December 31, 1998 and the preceding periods presented is set out below:

Basis of consolidation
The consolidated financial statements incorporate the accounts of the Company and each of its subsidiaries for the year ended December 31, 1998 and the preceding periods presented except as described in note 3. The results of subsidiaries acquired or disposed of during any period are included in the Consolidated Income Statement from , or to, the date on which control passed.

Goodwill arising on consolidation
Goodwill, being the excess of the purchase consideration for subsidiary companies acquired over the fair values ascribed to their tangible net assets at the date of acquisition, is amortized over its expected useful life which is 40 years. In subsequent years, goodwill carried forward is assessed based on its fair value and any permanent impairment is written-off at the time it is identified.

Investments
In the Group's financial statements, investments in associated undertakings are accounted for using the equity method. The Consolidated Income Statement includes the Group's share of the undertaking's profits or losses while the Group's share of the net assets of the associated undertakings is shown in the Consolidated Balance Sheet.

Depreciation
The cost of depreciable assets is written off in equal monthly instalments over their expected useful lives as follows:



         Freehold buildings and facilities          15 - 50 years
         Plant and equipment                         5 - 15 years
         Vehicles                                         5 years
         Computer software                                5 years

2.  Accounting policies continued

Taxation
The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to each entity in the Group. Deferred income taxes are recognised for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. Deferred tax assets are recognised in full subject to a valuation allowance that reduces the amount recognised to that which is more likely than not to be realised.

Inventories
Inventories are valued at the lower of cost, on a FIFO basis, or net realisable value after making due allowances for any obsolete items.

Revenue recognition
Revenues comprise the invoiced value of sales and services, exclusive of VAT or sales taxes, adjusted for fees invoiced in advance and in arrears. Where the group invoices clients over a contract period, amounts are credited to the Consolidated Income Statement only as earned. Billings in advance of work performed are recorded as fees invoiced in advance and included in current liabilities, while billings in arrears of work performed are included in current assets as amounts recoverable on contracts.

Profit on contracts is taken as the work is carried out. The profit is calculated to reflect the proportion of the work performed, by recording revenue and related costs as contract activity progresses. Revenue is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract. Full provision is made for losses on contracts when they are first foreseen.

Foreign currencies
Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rates of exchange ruling at the dates of the transactions;
monetary assets and liabilities at the balance sheet date are translated at period end rates of exchange. All exchange differences thus arising are reported as part of the profit or loss for the period, with the exception of differences on foreign currency borrowings, to the extent that they are used to finance or provide a hedge against foreign equity investments, which are taken directly to reserves together with the exchange difference on the carrying amount of the related investment.

On consolidation, the assets and liabilities of overseas subsidiaries are translated at the period end rates of exchange, and the revenues and costs are translated at monthly average rates of exchange. Translation adjustments where material are included as a separate component of stockholders' equity in the consolidated financial statements.

Leased assets
Assets held under the terms of finance leases are included in tangible fixed assets and are depreciated in accordance with the Group's policy. Obligations for future lease payments, less attributable finance charges are shown within liabilities and are analysed between amounts falling due within and after one year. Operating lease rentals are charged to the Consolidated Income Statement as incurred.

Pension costs
Contributions to defined contribution plans are charged to income in the period in which they accrue. Current service costs for defined benefit plans are also accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognised and amortised over the remaining period of service of such employees.

Accounting policies continued

Costs of raising long-term debt
The costs of raising long term finance are capitalised as an asset and are amortised, using the effective interest method, over the term of the loan. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by repayments made in the period. Convertible debt is reported as a liability unless conversion actually occurred. The costs of raising finance are recognised in the Profit and Loss Account over the term of the loans at a constant rate on the carrying amount.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting periods. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from those estimates.


New accounting standards
In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position ("SOP98-5"), "Reporting on the Costs of Start-up Activities", which generally requires that costs for start-up activities and organisations be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998 and initial adoption is required to be reflected as a cumulative effect of accounting change. The Group believes that its statements are already in compliance with SOP 98-5.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet either as an asset or liability and be measured at its fair value. The statement requires that changes in the derivative's fair value be recognised in the current period unless specific hedge accounting criteria are met. Specific accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 will be adopted after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance, however, SFAS No. 1333 cannot be applied retroactively. The Group has not yet determined the timing of or method of adoption of SFAS No. 133. The Group does not use deriviative financial instruments and does not engage in significant hedging activities. Accordingly, the Group believes that the Statement will not have a significant effect on its consolidated financial statements.


3. Accounting policy in respect of the Travers Morgan Group ("TM")

Joint administrators were appointed to TM, on December 15, 1994. Upon granting of the administration order, control of the realisation of the assets and settlement of liabilities passed from the Company to the Administrator. Accordingly the residual assets and liabilities of TM have not been included in the Consolidated Balance Sheet at December 31, 1996, December 31, 1997 and December 31, 1998. In addition, as full provision was made for the losses of TM at September 30, 1994 the results of TM have not been included in the Consolidated Profit and Loss Account for the 12 months ended December 31, 1996, December 31, 1997 and December 31, 1998.


4. Segmental analysis

During the 12 months ended December 31, 1996, December 1997 and December 31, 1998 the Group operated from within two geographical markets, the United Kingdom and the United States. The Group has had one continuing activity, Contact Research, throughout this period. All disclosure therefore refers to continuing activities.

                                  1996             1997               1998
                              (pound)000's     (pound)000's      (pound)000's
Revenues from customers
Europe                          37,877             29,603             20,843
United States                   16,573             16,546             15,236
Far East                        19,114             17,540             16,537
                           ------------      -------------      -------------
                                73,564             63,689             52,616
                           ------------      -------------      -------------


Geographical segment information is as follows:
                                      US               UK            Total
                                    (pound)000's   (pound)000's   (pound)000's
1998 Revenues                         8,019           44,597          52,616
     Operating loss                 (2,636)         (25,598)        (28,234)
     Indentifiable assets (A)        11,325           83,696          95,021
     Depreciation & amortisation        865           17,106          17,991
     Capital expenditure                705            1,714           2,419

1997 Revenues                         9,189           54,500          63,689
     Operating loss                 (1,100)          (3,965)         (5,065)
     Indentifiable assets (A)         8,335          102,514         110,849
     Depreciation & amortization        688            5,438           6,126
     Capital expenditure              1,850           12,651          14,501

1996 Revenues                         9,922           63,642          73,564
     Operating profit/(loss)          (338)           12,137          11,799
     Indentifiable assets (A)         7,389           97,138         104,527
     Depreciation & amortization        517            4,853           5,370
     Capital expenditure              1,364            6,275           7,639

(A) Indentifiable assets exclude cash and cash equivalents, investments and unamortised costs of raising long term debt as follows.
                                        1996             1997          1998
                                    (pound)000's    (pound)000's   (pound)000's
   Identifiable assets                104,527          110,849        95,021
   Cash and cash equivalents            3,037              443        14,080
   Investments                            130              154           154
   Unamortised costs of debt            1,230            1,015           882
                                  ============     ============      ==========
   Total assets                       108,924          112,461       110,137
                                  ============     ============      ==========


5. Exceptional loss

                                                       1996              1997               1998
                                                (pound)'000       (pound)'000        (pound)'000
Restructuring costs                                       -                 -            (3,682)
Recovery of bad debt (included in other income)           -             2,100                  -
Costs of responding to allegations                        -           (3,549)                  -
Goodwill written off                                      -                 -            (7,342)
Write down of carrying value of Wilmslow                  -                 -            (2,887)
                                                ------------      ------------      -------------
                                                          -           (1,449)           (14,911)
                                                ------------      ------------      -------------


During the year the Group's UK site at Wilmslow has been closed and assets written down to net realisable value. Redundancy and related costs have been classified as restructuring costs.

In addition in December 1998 the Group announced a cost reduction programme designed to rationalise capabilities in the UK and align staff resources with current revenues. The programme which commenced in January 1999 anticipates the reduction of approximately 150 positions. Associated costs are included in restructuring costs.

Following the decline in revenues and the renaming and successful integration of the businesses acquired in 1995 into the Huntingdon group, the unamortised balance of the goodwill acquired at that time, (pound)7,342,000, has no longer any intrinsic value and has therefore been written off.

Finally a review of asset values has led to the accelerated depreciation of certain assets in the UK. These costs are included in restructuring costs.

Amortisation of goodwill has no tax effect and the depreciation included within exceptional items of (pound)4,240,000 has reduced deferred tax liabilities by (pound)1,314,000. The other costs incurred will be available for offset against future trading profits.

In 1997, Group operations in Huntingdon, UK and near Princeton, USA were alleged to have tolerated malpractice in its conduct of studies and in the welfare and care of animals for use in research. Further, in the USA the Group settled an employment matter. The exceptional loss for 1997 included study costs, management time, legal and professional fees

The exceptional gain in 1997 represented the expected dividend, net of costs to be incurred, from the administration of the Travers Morgan Group of companies. In 1994 these companies were placed in administration and the Group wrote off its investment, providing (pound)11.6 million against the amounts receivable from Travers Morgan Limited. Following discussions with the joint administrators the Group believed that the provision was excessive and accordingly released (pound)2.1 million.

6. Interest payable and similar charges


                                           1996         1997            1998
                                       (pound)000's  (pound)000's  (pound)000's
Bank overdraft interest                     275          283             184
Interest on loans
  - repayable within 5 years              1,655        1,500           2,028
Bond interest                             2,382        2,243           2,265
Amortisation of Bonds issue costs           108          108             108
Cost of raising finance                       -            -           1,208
Finance charges on capitalised leases         6           15              11
Other                                         2           48               -
Exchange loss                                 -            -              78
                                       ---------   ----------     -----------
                                          4,428        4,197           5,882
                                       ---------   ----------     -----------



7. Other income/(expense)

                                                           1996           1997              1998
                                                         (pound)000's   (pound)000's    (pound)000's

Exceptional bad debt recovery (see note 5)                    -          2,100                 -
Exchange gain/(loss) on translation of Capital Bond       2,319        (1,099)               321
                                                      ----------      ---------      ------------
                                                          2,319          1,001               321
                                                      ----------      ---------      ------------



8. Income taxes

The credit/(charge) for the year comprises

                                                1996             1997           1998
                                              12 months        12 months       12 months
                                          (pound)'000        (pound)'000     (pound)'000

UK tax calculated at 31% (1996 : 33%)            (1,774)         1,843            539
Deferred taxation                                  (445)         2,990          8,444
                                             ------------      --------      ---------
                                                 (2,219)         4,833          8,983
                                             ------------      --------      ---------

A reconciliation between the UK corporation tax rate and the effective rate of income tax expense to income/(loss) before income taxes for the 12 months ended December 31, 1998, December 31, 1997 and December 31, 1996 is shown below.

                                            % of Income before Income Taxes
                                             1996        1997         1998
                                               %           %            %
UK statutory rate                              33          31           31
Effect of non taxation of goodwill and
   exceptional bad debt recovery               (4)           8          (7)
Increase/(decrease) in taxes arising
   from effect of foreign earnings             (1)           4           1
Exchange loss/ gain not taxable                (8)         (4)           -
Effect of reduction in UK tax rate on
   deferred tax                                  -          18           -
Prior year adjustments                           -           7           2
Permanent differences                            2         (1)           -
                                           -------     -------       -----
Effective tax rate                             22          63          27
                                           -------     -------       -----

The analysis of the deferred taxation assets and liabilities is as follows:

                                           1996                1997               1998
                                       (pound)'000          (pound)'000         (pound)'000
Accelerated tax depreciation:
  UK                                       22,418              22,265             19,875
Operating loss carried forward:
  UK                                        (235)             (1,795)            (6,126)
  US Federal                                (242)             (1,462)            (2,584)
  US State                                   (43)               (258)              (456)
Other temporary differences
  UK                                        (232)               (197)              (600)

                                      ------------       -------------       ------------
                                           21,666              18,553             10,109
                                      ------------       -------------       ------------
Analysed as
Long term liabilities                      22,428              21,556             15,285
Short term liabilities                         13                   -                  -
Short term assets                           (245)               (202)              (873)
Long term assets                            (530)             (2,801)            (4,303)
                                      ------------       -------------       ------------
                                           21,666              18,553             10,109
                                      ------------       -------------       ------------


No account has been taken in the above for contingent deferred tax assets on the Group's properties where the tax base costs of those assets exceeds their book value as there is no intention to dispose of any of the Group's properties. In addition no account is taken of the benefits of capital losses incurred in prior years as the Group would be required to make a capital gain before such losses could be utilised.

9. Dividends

No dividends were paid or proposed in the 12 months ended December 31, 1998, the 12 months ended December 31,1997 and the 12 months ended December 31, 1996.


10. (Loss) / earnings per share

(Loss)/earnings per share are based on the loss for the year of (pound)24,437,000 (1997: loss (pound)2,882,000, 1996:profit (pound)7,871,000)
and a  weighted  average  of  177,199,772  (1997:112,935,450,  1996:108,492,218)
Ordinary Shares issued during each period.

The potential dilution, which could arise from outstanding share options and the Bonds in 1997 and 1998, is not disclosed as any adjustments would be anti-dilutive. In 1996 the diluted EPS was (pound)0.060 and was calculated as follows:

                                  (pound)'000                                        '000
Earnings as stated                  7,871         Shares in issue at
Interest and exchange effects          63         start of period                  108,411
of Bonds                                          Issues in year                        81
                                                                                 ----------
Taxation on interest                (787)         Basic EPS shares in issue        108,492
                                ----------
Adjusted earnings                   7,151         Effect of Bonds                    9,586
                                ----------
                                                  Effect of Options                    905
                                                                                 ----------
                                                  Diluted EPS shares in issue      118,983
                                                                                 ----------


11.  Commitment to pension funds

The Company operates the Huntingdon Life Sciences Pension and Life Assurance Scheme (the Huntingdon Scheme) a funded pension scheme providing benefits, based on final pensionable salary, for Group employees in the UK. The assets of the Huntingdon Scheme are held in an independent trust and contributions to the Huntingdon Scheme are determined by a qualified actuary based on a triennial valuation. The most recent valuation was at January 1, 1997 using the Defined Accrued Benefit Funding Method. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increases in salaries and pensions. For the purposes of the valuation it was assumed that the investment returns would be 9.0% per annum, that salary increases would average 6.5% per annum and that present and future pensions would increase at an average of 4.5% per annum. Appropriate assumptions, consequent upon a decision to close the Huntingdon Scheme to new entrants from April 5, 1997, were also made. The market value of the Huntingdon Scheme's assets as at January 1, 1997 was (pound)40,500,000; the actuarial value of which represented 120.5% of the projected liabilities of the Huntingdon Scheme. The surplus is being applied to abate the funding over the period to the next actuarial valuation. The Company elected to stop contributions for the period October 1, 1997 through September 30, 1998 and the Trustees reduced the employees contribution to 0% for this period. The average Company contribution for the period from October 1, 1998 to December 31, 1998 was 10.5% of pensionable salaries and the contribution of qualifying employees was 4%.

As noted below, the Group operates a number of defined contribution pension plans covering employees in the UK, US and one Director. The pension charge for the year ended December 31, 1998 in respect of such Plans was (pound)278,000 (1997: (pound)229,000) and has been charged to the profit and loss account.

On April 6,1997 the Company established a defined contribution Group Personal Pension Plan for Group employees in the UK. Company contributions match the minimum contribution of employees at 5% of basic salary. A defined contribution scheme is available for employees in the US. Company contributions match the contributions of employees up to a maximum of 3% of basic salary at a rate of 50% of the employee contributions.

The following table sets forth the funded status in respect of the HLS scheme. Amounts are as determined by the actuaries to the plans.

                                                                1996               1997               1998
                                                         (pound)'000        (pound)'000        (pound)'000
Projected benefit obligation ("PBO")                        (40,362)           (59,303)           (59,747)
Plan assets at market value                                   43,147             55,085             59,500

                                                         ------------       ------------      -------------
Plan assets (less than)/in excess of PBO                       2,785            (4,218)              (247)

Unrecognised net gain/(loss) from past experience            (1,480)              5,176            (1,081)
Unrecognised prior service cost                                  270                210                150
Unrecognised net liability/(asset) at transition             (1,185)            (1,027)              (869)
Adjustment to recognise minimum liability                          -              (461)                  -
                                                         ------------       ------------      -------------
(Unfunded accrued pension cost)/prepaid pension cost             390              (320)            (2,047)
                                                         ------------       ------------      -------------

Change in plan assets
Fair value of assets at beginning of year                                        43,147             55,085
Actual return on plan assets                                                      6,929              5,432
Employer contributions                                                            1,609                297
Member contributions                                                                400                106
Benefit payments                                                                  3,000            (1,420)
                                                                            ------------      -------------
Fair value of assets at end of year                                              55,085             59,500
                                                                            ------------      -------------

Change in benefits obligation
Projected benefit obligation at beginning of year                                40,362             59,303
Service cost                                                                      2,469              3,135
Interest cost                                                                     3,229              4,151
Actuarial gains/(losses)                                                          9,843            (5,528)
Member contributions                                                                400                106
Benefit payments                                                                  3,000            (1,420)
                                                                            ------------      -------------
Projected benefit obligation at end of year                                      59,303             59,747
                                                                            ------------      -------------

Net periodic cost included the following:                   1996               1997               1998
                                                            (pound)'000        (pound)'000       (pound)'000
Service cost (excluding employee contributions)                1,636              2,469              3,135
Interest cost on PBO                                           2,770              3,229              4,151
Actual return on plan assets                                 (3,545)            (6,929)            (5,432)
Asset gain/(loss)                                                292              3,187                729
Amortisation of prior service cost                                60                 60                 60
Amortisation of transition asset                               (158)              (158)              (158)
                                                         -------------      ------------       ------------
Net periodic pension expense                                    1,055             1,858              2,485
                                                         -------------      ------------       ------------
The major assumptions used in calculating
   the pension expense were:
                                                                  1996               1997               1998
Discount rate                                                        8.00%              7.00%              6.25%
Rate of increase of future compensation                              6.50%              6.00%              4.75%
Long-term rate of return on plan assets                              8.50%              8.50%              7.50%

The Net Asset at Transition, Prior Service Cost and Net Gain subject to amortisation have been amortised on a straight line basis over periods of 15 years, 10 years and 10 years respectively.

12.  Tangible fixed assets

                                                          Assets in             Plant,
                                          Freehold      the course of        equipment
                                          property      construction       and vehicles           Total
                                       (pound)'000      (pound)'000       (pound)'000       (pound)'000
Cost
At December 31, 1995                        59,250            6,444            44,544           110,238
Exchange adjustments                         (234)                -             (174)             (408)
Additions                                    4,944          (2,601)             5,296             7,639
Reclassifications                              277                -               399               676
Disposals                                    (644)                -           (1,421)           (2,065)
                                      -------------     ------------      ------------      ------------

At December 31, 1996                        63,593            3,843            48,644           116,080
Exchange adjustments                            88               32                85               205
Additions                                    3,707            (249)            11,043            14,501
Disposals                                    (213)                -             (234)             (447)
                                      -------------     ------------      ------------      ------------

At December 31, 1997                        67,175            3,626            59,538           130,339
Exchange adjustments                          (26)             (12)              (48)              (86)
Additions                                    1,206          (1,039)             2,252             2,419
Disposals                                        -                -             (120)             (120)
                                      -------------     ------------      ------------      ------------
At December 31, 1998                        68,355            2,575            61,622           132,552
                                      -------------     ------------      ------------      ------------

Depreciation
At December 31, 1995                        11,892                -            25,242            37,134
Exchange adjustments                           (1)                -               (6)               (7)
Charge for year                              1,394                -             3,782             5,176
Reclassifications                            2,099                -           (1,423)               676
Disposals                                    (644)                -           (1,342)           (1,986)
                                      -------------     ------------      ------------      ------------

At December 31, 1996                        14,740                -            26,253            40,993
Exchange adjustments                             5                -                16                21
Charge for the year                          1,497                -             4,435             5,932
Disposals                                     (94)                -             (231)             (325)
                                      -------------     ------------      ------------      ------------

At December 31, 1997                        16,148                -            30,473            46,621
Exchange adjustments                             -                -              (19)              (19)
Charge for the year                          3,042                -             7,607            10,649
Disposals                                        -                -             (115)             (115)
                                      -------------     ------------      ------------      ------------
At December 31, 1998                        19,190                -            37,946            57,136
                                      -------------     ------------      ------------      ------------

Net book value:
At 31 December, 1996                        48,853            3,843            22,391            75,087
At 31 December, 1997                        51,027            3,626            29,065            83,718
At 31 December, 1998                        49,165            2,575            23,676            75,416


12.  Tangible fixed assets continued

The net book value of assets held under finance leases and included above is as follows:

                                         Cost      Depreciation    Net book
                                                                     value
                                    (pound)'000    (pound)'000    (pound)'000

At December 31, 1996                     120            24             96
At December 31, 1997                     120            64             56
At December 31, 1998                     325           134            191

13.  Goodwill

                                                1997                 1998
                                         (pound)'000          (pound)'000
Cost:                                          7,752                7,752
                                               -----                -----
Accumulated amortisation
Balance at beginning of period                  216                   410
Charge in year                                  194                 7,342
Balance at end of period                        410                 7,752
                                                ---                 -----

14.  Inventories

                                               1997                1998
                                        (pound)'000         (pound)'000
Materials and Supplies                        1,272               1,137
                                              -----               -----



15.   Debt

                                               1997                       1998
                                        (pound)'000                (pound)'000
Bank overdrafts and loans falling
   due within one year:
Bank loans                                   19,500                        747
Non bank loans                                  500                      3,300
Finance leases                                   35                         69
                                     ---------------            ---------------
                                             20,035                      4,116
                                     ---------------            ---------------
Loans - amounts falling due after
   more than one year:
Bank loans                                        -                     24,500
Non bank loans                                3,300                          -
Finance leases                                   18                        136
Convertible Capital Bonds                    30,373                     30,052
                                     ---------------            ---------------
                                             33,691                     54,688
                                     ---------------            ---------------

The bank loans are secured by guarantees from the Company, Huntingdon Life Sciences Ltd., and Huntingdon Life Sciences Inc., together with charges over the assets of those Companies. The non-bank loan is secured by charges over the assets of the Wilmslow Research Centre, acquired in March 1997.

Loans repayable after one year, excluding the Bonds (see below) are all denominated in Sterling and represent the following:

                                                                                              1997                 1998
                                                                                       (pound)'000          (pound)'000
Outstanding element of the consideration for the purchase of Wilmslow
 Research Centre, repayable on sale of the site and bears no interest.                       3,800                3,300

Bank loan repayable on August 31, 2000.                                                          -               24,500
The interest rate is "LIBOR" plus 1.75 per cent per annum in respect of drawings  up to  (pound)19,500,000  and  LIBOR  plus 1 per cent in  respect of drawings over (pound)19,500,000.The interest rate payable at December 31, 1998 is 8.422 per cent on (pound)19,500,000 and 7.672 per cent on (pound)5,000,000
                                                                                  -----------------    -----------------
                                                                                             3,800               27,800
Repayable within one year                                                                    (500)              (3,300)
                                                                                  =================    =================
Long term debt                                                                               3,300               24,500
                                                                                  =================    =================


The above loans and the Group's long term obligations under finance leases are repayable as follows:

                                  Obligation
                                    under
                Loans            Finance leases           Total
                (pound)'000          (pound)'000          (pound)'000
2000                 24,500                   40               24,540
2001                      -                   40                   40
2002                      -                   40                   40
2003                      -                   16                   16
           =================    =================    =================
                     24,500                  136               24,636
           =================    =================    =================


On August 12, 1991, an issue of US $50,000,000 7 1/2% Convertible Capital Bonds, 2006, ("the Bonds"), was made by a subsidiary company, HIH Capital Ltd. The Bonds are guaranteed on a subordinated basis by the Company, and are convertible by the holders into Redeemable Preference Shares of HIH Capital Ltd., which in turn are immediately exchangeable for Ordinary Shares of 5 pence each in the Company. The conversion rate, which is based upon the paid-up value of the Redeemable Preference Shares and a fixed rate of exchange of (pound)1.00=US $1.6825, is 242.3 pence per Ordinary Share (1997: 310 pence) and is subject to adjustment in certain circumstances. At this conversion rate the number of Ordinary Shares to be issued on conversion and exchange of each unit of US $1,000 comprised in a Bond would be 245 (1997: 191). The proceeds of the Bonds issue of US $47,300,000 were passed to the Company by HIH Capital Ltd., in consideration for the issue of US $50,000,000 Debenture, on terms similar to those of the Bonds. The (pound)1,590,000 costs of issuing the Bonds are amortised over the life of the Bonds and together with the interest payable are charged to the Consolidated Income Statement using the effective interest method.

Fair value of financial instruments

Cash and cash equivalents are held on short term deposit at commercial rates. Long term loans are offered to the Company at fair rates of interest for similar debt. Accordingly the carrying values approximate to the fair value. The Convertible Capital Bond is however a negotiable instrument and the fair value is the quoted market price. The estimated fair value of the Bond is as follows:

                                             1997              1998
                                       (pound)'000       (pound)'000
           Carrying Amount                  30,373            30,052
           Fair value                       23,691            24,793


16.  Share capital

At an Extraordinary General Meeting on September 2, 1998 shareholders approved a subscription of 120,000,000 and a placing and open offer of 57,003,431 shares at
12.5 pence . The shares not taken up by existing qualifying shareholders were placed by Kleinwort Benson Securities Limited with institutional investors in the UK.. These transactions raised (pound)20.39M net of expenses. The issue discount before expenses was 36 per cent as compared with 19.5 pence per share, being the London Stock Exchange middle market price at the time the issue price was agreed. However, the issue price net of expenses represented a 6 per cent discount to the price of the Company's ADR's on the New York Stock Exchange at the time that the price was agreed. Dealings commenced in these new Ordinary shares on 3 September, 1998 and the discount at that time was 4 per cent as compared with the then prevailing middle market price on the London Stock Exchange.

17.  Share option plans

A description of the Company's Share option plans is given in Item 12 - Options to purchase Securities from the Registrant, of this report 20-F. Under the terms of the plans the following Options to purchase Ordinary Shares of 5p in the Company have been granted but not relinquished or exercised as at December 31, 1998.

 Date of grant                               Number of shares    Option price
                                              Outstanding

UNAPPROVED  SHARE OPTION PLAN
 December 18, 1995                                  189,550       (pound)0.77
 November 21,1996                                   140,000       (pound)0.95
 November 21,1996                                    60,000             $1.60
 December 1, 1997                                   100,000       (pound)0.50
 December 31, 1997                                1,097,570      (pound)0.465
 December 31, 1997                                  685,000             $0.77
APPROVED MANAGEMENT SHARE OPTION PLAN
 February 13, 1995                                  307,500       (pound)0.49
 December 11, 1995                                  810,000       (pound)0.78
 December 11, 1995                                  130,000             $1.19
 December 18, 1995                                  171,450       (pound)0.77
 November 21,1996                                   575,000       (pound)0.95
 December 31, 1997                                  590,000      (pound)0.465

Other share options

At the Extraordinary General Meeting held on September 2, 1998 the Shareholders approved a new option scheme and a separate Option Agreement with Mr Baker:

(a) The Huntingdon Life Sciences Group Unapproved Share Option Scheme, under which 8,500,000 Founder Options had been granted but not relinquished or exercised as at December 31, 1998 at an option price of 12.5p per Ordinary Share. The Options may be exercised from the third anniversary of the date of the grant subject to the share price reaching the following pre-determined targets for a period of seven consecutive dealing days at any time after January 1, 1999.

      Target price per share       Proportion of options exercisable
                25p                               25%
                50p                               50%
                75p                               75%
               100p                              100%

Options lapse on the tenth anniversary.

(b) An Option Agreement under which Andrew Baker was granted Options over 5,000,000 Ordinary Shares of 5p in the Company, the principal terms of which are the same as those applicable to the Founder Options referred to above.

The following table sets forth certain information relative to the changes to options outstanding in the periods presented:


                                                                                                       Option Price
                                                                                                ----------------------------
                                            Share Option           Approved            Other        Dollars        Sterling
                                                    Plan               Plan          Options      per Share       per Share

Outstanding at January 1, 1996                   723,300          4,549,025                -         1.15 -     0.49 - 3.57
                                                                                                       1.19
Granted                                        1,525,000          1,015,000                -    1.46 - 1.60     0.72 - 0.95
Options exercised                                      -          (163,250)                -           1.15     0.49 - 0.78
Rescinded                                              -        (1,002,000)                -           1.19     0.49 - 3.57

                                         ----------------   ----------------   --------------   ------------    ------------
Outstanding at December 31, 1996               2,248,300          4,398,775                -         1.15 -     0.49 - 0.95
                                                                                                       1.60
Granted                                        3,050,020            650,000                -           0.77           0.465
                                                                                                                 -0.49 3.57

Options exercised                               (12,500)                  -                -              -            0.77
Rescinded                                    (1,808,750)        (1,407,075)                -         1.19 -      0.49 -0.95
                                                                                                       1.60

                                         ----------------   ----------------   --------------   ------------    ------------
Outstanding at December 31, 1997               3,477,070          3,641,700                -         0.77 -     0.465 -0.95
                                                                                                       1.60
Granted                                                -                  -       13,500,000              -           0.125
Rescinded                                    (1,204,950)        (1,057,750)                -         0.77 -     0.465 -0.95
                                                                                                       1.60

                                         ----------------
                                         ----------------   ----------------   --------------   ------------    ------------
                                               2,272,120          2,583,950       13,500,000      0.77-1.60      0.125-0.95
                                         ----------------   ----------------   --------------   ------------    ------------


A summary of the status of the Company's option plans for the years ended December 31, 1996, December 31, 1997 and December 31, 1998 and changes during the years then ended is presented in the table and narrative below:

                                   Years ended

                                       December 31, 1996         December 31, 1997         December 31, 1998
                                    --------------------         -----------------         -----------------

                                       Shares    Wtd Avg.       Shares    Wtd Avg.        Shares     Wtd Avg.
                                                 Ex Price                  Ex Price                  Ex Price
                                       (000)                     (000)                     (000)
                                                                                         ---------- ------------

Outstanding at start of period            5,272(pound)0.71         6,647 (pound) 0.80        7,119  (pound)0.60
Granted                                   2,540(pound)1.17         3,700 (pound) 0.47       13,500  (pound)0.13
Exercised                                   163(pound)0.70            12 (pound) 0.77             -            -
Forfeited                                     -          -             -           -             -            -
Expired                                       -          -             -           -             -            -
Cancelled                                 1,002(pound)1.28         3,216 (pound) 0.86       (2,263)  (pound)0.53
                                     ----------- ----------    ---------- -----------    ---------- ------------
Outstanding at end of period              6,647(pound)0.80         7,119 (pound) 0.60        18,356         0.26

                                     ----------- ----------    ---------- -----------    ---------- ------------

Exercisable at end of year                    -                        -                         -
Weighted average fair value of            (pound)0.94              (pound)0.30               (pound)0.08
options granted


The 18,356,070 options outstanding at December 31, 1998 have an exercise price between (pound)0.125 and (pound)0.95, with a weighted average exercise price of (pound)0.26 and a weighted average remaining contractual life of 9.3 years. 1,437,050 of these options are exercisable. The 13,500,000 options granted in 1998 have an exercise price of (pound)0.125 and a weighted average remaining contractual life of 9.85 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the option grants in 1997 and 1998 respectively: risk-free interest rates of 6.27 and 4.94 percent; expected dividend yields of 0.00 percent; expected life of 7.0 years for the Option Plan or 10.0 years for the Management Plan; expected volatility of 54.7 and 57.4 percent.

The Company accounts for share options under APB Opinion No. 25, under which no compensation cost has been recognised. Had compensation cost for stock options awarded under the plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been restated as follows:

                                       Twelve Months Ended       Twelve Months Ended       Twelve Months Ended
                                        December 31, 1996         December 31, 1997         December 31, 1998
                                     ------------------------- ------------------------- ------------------------
Net(loss)/income:     As Reported       7,871                        (2,882)                  (24,437)
                      Restated          7,380                        (4,046)                  (23,930)
Basic EPS:            As Reported      (pound)0.073                 (pound)(0.026)           (pound)(0.138)
                      Restated         (pound)0.068                 (pound)(0.036)           (pound)(0.135)


Diluted EPS:          As Reported      (pound)0.060                      -                         -
                      Restated         (pound)0.056                      -                         -


As at December 31, 1998, the Company may grant options in respect of 21,162,859 shares in aggregate under the plans.


18. Commitments

Future capital expenditure authorised by management was (pound)1,210,000.

Operating lease payments were as follows

                                        1996         1997        1998
                                   (pound)'000   (pound)'000  (pound)'000
Hire of plant and equipment              104          124         142
Other operating leases                   462          354         354


The Group has commitments payable under operating leases as follows:

                                              Plant and machinery
          Year ended December 31                (pound)'000
          1999                                     193
          2000                                     142
          2001                                     121
          2002                                      13



19. Allowance for uncollectable accounts

                                      Balance  at           Charged to       Accounts        Balance at
                                      beginning of          costs and        written         end of
                                      period                expenses         off             period
                                     (pound)'000           (pound)'000      (pound)'000     (pound)'000
Allowance for uncollectable
 accounts deducted from trade
 debtors
December 31, 1996                         154                 -               80                 74
December 31, 1997                          74                 1                -                 75
December 31, 1998                          75                42                6                 111


20. Unaudited Quarterly Financial information

The Group has not submitted US GAAP quarterly informatiom during the 12 months ended 31, December, 1997 and 31 December, 1998. The following represents the UK GAAP filings together with a reconciliation for each year to US GAAP.


Year ended 31 December, 1998                                     Quarter Ended

                                        March 31,     June 30,    September 30,  December 31,      Total
                                       (pound)'000  (pound)'000    (pound)'000   (pound)'000      (pound)'000

Revenues                                     13,428        13,051         13,063        13,074        52,616
Cost of sales                                14,308        13,988         13,930        13,837        56,063
                                      -----------------------------------------------------------------------
Gross loss                                    (880)         (937)          (867)         (763)       (3,447)
Selling and administrative expenses         (2,123)       (2,097)        (2,152)       (2,828)       (9,200)
Exceptional items                                 -             -              -       (4,682)       (4,682)
                                      -----------------------------------------------------------------------
Operating loss                              (3,003)       (3,034)        (3,019)       (8,273)      (17,329)
Exceptional loss                                  -             -              -       (2,887)       (2,887)
Interest expense                            (1,561)       (1,108)        (1,595)       (1,243)       (5,507)
Other income/(expense)                          554         (248)            433         (418)           321
                                      -----------------------------------------------------------------------
Income before taxes                         (4,010)       (4,390)        (4,181)      (12,821)      (25,402)
Taxes                                             -           500              -            39           539
                                      =======================================================================
Net loss                                    (4,010)       (3,890)        (4,181)      (12,782)      (24,863)
                                      =======================================================================
Loss per share                       (pound)(0.035) (pound)(0.034) (pound)(0.025)(pound)(0.044)(pound)(0.144)
Average shares outstanding
  in period                             114,006,863   114,006,863    166,524,365   291,010,294   177,199,772

Restatement to US GAAP                                                                         (pound)'000
Net loss per UK GAAP                                                                               (24,863 )
Recognition of pension costs                                                                           (676)
Goodwill                                                                                            (7,342 )
Deferred taxation                                                                                      8,444
                                                                                               --------------
Net loss per US GAAP                                                                                (24,437)
                                                                                               --------------

                                                                 Quarter Ended
Year ended 31 December, 1997          March 31,      June 30,    September 30,   December 31,      Total
                                  (pound)'000   (pound)'000    (pound)'000    (pound)'000    (pound)'000

Revenues                                   17,242         17,234         15,309         13,904        63,689
Cost of sales                              13,148         14,244         13,846         14,651        55,889
                                    -------------------------------------------------------------------------
Gross profit/(loss)                         4,094          2,990          1,463          (747)         7,800
Selling and administrative costs            2,081          1,876          2,498          2,301         8,756
Exceptional items                                          1,097            719          1,733         3,549
                                    -------------------------------------------------------------------------
Operating profit/(loss)                     2,013             17        (1,754)        (4,781)       (4,505)
Exceptional gain                                -              -              -          2,100         2,100
Interest expense                            (878)          (889)          (931)          (953)       (3,651)
Other income/(expense)                      (972)            361          (787)            299       (1,099)
                                    -------------------------------------------------------------------------
Income before taxes                           163          (511)        (3,472)        (3,335)       (7,155)
Taxes                                       (284)            324            751          1,052         1,843
                                    =========================================================================
Net loss                                    (121)          (187)        (2,721)        (2,283)       (5,312)
                                    =========================================================================
Loss per share                     (pound)(0.011)  (pound)(0.016)  (pound)(0.023) (pound)(0.200) (pound)(0.047)
Average shares outstanding
  in period to date                   111,314,555    114,006,863    114,006,863    114,006,863    112,935,450

Restatement to US GAAP                                                                            ((pound)000)
Net loss per UK GAAP                                                                                 (5,312)
Recognition of pension costs                                                                           (247)
Non-recognition of revaluation reserve                                                                 (119)
Goodwill                                                                                               (194)
Deferred taxation                                                                                      2,990
                                                                                               --------------
Net loss per US GAAP                                                                                (2,882 )
                                                                                               --------------